EXHIBIT 99.2

News Release

For Immediate Release	Date: October 21, 2025
25-26-TR

Teck Reports Unaudited Third Quarter Results for 2025

Merger of equals to create new global critical minerals champion and unlock substantial value

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2025.

"The merger of equals between Teck and Anglo American announced this quarter is a unique opportunity to create a global leader in critical minerals and a top five copper producer," said Jonathan Price, President and CEO. "The combination will unlock significant value for shareholders through integration of Quebrada Blanca and Collahuasi and meaningful corporate synergies, offering a compelling high-quality, copper-focused investment opportunity. In addition, we completed a Comprehensive Operational Review to ensure our business plans are grounded in demonstrated performance. Our focus moving forward is on disciplined execution and completion of the merger.”

Highlights

•	On September 9, 2025, Teck and Anglo American plc announced an agreement to combine the two companies in a merger of equals (the Merger) to form the Anglo Teck group (“Anglo Teck”), a global critical minerals champion headquartered in Canada. Both Anglo American and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience and strategic positioning.
•	The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Anglo Teck will also work with stakeholders to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets to realize an annual average underlying EBITDA[1] uplift of US$1.4 billion (100% basis).
•	On October 7, 2025, we announced completion of our Comprehensive Operational Review and Updated Outlook, with an update on the progress of the Quebrada Blanca (QB) Action Plan.
•	Adjusted EBITDA[1] of $1.2 billion in Q3 2025 was $185 million higher than the same period last year, primarily driven by higher copper and zinc prices and increased by-product revenues. Our profit from continuing operations before taxes was $289 million in Q3 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $372 million, or $0.76 per share, in Q3 2025. Our profit from continuing operations attributable to shareholders was $281 million or $0.58 per share.
•	Our strong balance sheet provides resilience to market uncertainty, with liquidity as at October 21, 2025 of $9.5 billion, including $5.3 billion of cash.
•	Our copper segment generated gross profit before depreciation and amortization[1] of $740 million in the third quarter compared to $604 million a year ago, primarily driven by higher copper prices (averaging US$4.44 per pound in the third quarter) and significantly lower smelter processing charges. Copper sales of 110,300 tonnes in Q3 2025 were similar to year ago. Gross profit from our copper business was $355 million in the third quarter.
•	Our zinc segment generated gross profit before depreciation and amortization[1] of $454 million in the third quarter, compared to $358 million a year ago. The increase was primarily due to improved profitability at our Trail Operations and strong zinc sales volumes from Red Dog of 272,800 tonnes following a successful shipping season, which exceeded our previously disclosed guidance range of 200,000 to 250,000 tonnes. Gross profit from our zinc business was $305 million in the third quarter.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Emma Chapman, Vice President, Investor Relations	+44 207.509.6576

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q3 2025

Financial Metrics (CAD$ in millions, except per share data)	Q3 2025	Q3 2024
Revenue	$3,385	$2,858
Gross profit	$660	$478
Gross profit before depreciation and amortization[1]	$1,194	$962
Profit (loss) from continuing operations before taxes	$289	$(759)
Adjusted EBITDA[1]	$1,171	$986
Profit (loss) from continuing operations attributable to shareholders	$281	$(748)
Adjusted profit from continuing operations attributable to shareholders[1]	$372	$314
Basic earnings (loss) per share from continuing operations	$0.58	$(1.45)
Diluted earnings (loss) per share from continuing operations	$0.57	$(1.45)
Adjusted basic earnings per share from continuing operations[1]	$0.76	$0.61
Adjusted diluted earnings per share from continuing operations[1]	$0.76	$0.60

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Teck and Anglo American plc Merger of Equals

•	On September 9, 2025, we announced that we had entered into an arrangement agreement with Anglo American plc with respect to the Merger between Anglo American plc and Teck to form Anglo Teck, a global critical minerals champion and top five global copper producer, headquartered in Canada and expected to offer investors more than 70% exposure to copper.

•	Both Anglo American plc and Teck believe the Merger will be highly attractive for both companies’ shareholders and stakeholders, enhancing portfolio quality, resilience and strategic positioning. Bringing together the strengths of both companies, Anglo Teck will leverage proven capabilities in technical and operational excellence, sustainability, product marketing and project execution to deliver significant, value-accretive growth through the cycle.

•	The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million by the end of the fourth year following completion of the transaction, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion, driven by economies of scale, operational efficiencies, and commercial and functional excellence. Anglo Teck will also work with key stakeholders and partners in Collahuasi and Quebrada Blanca to optimize the value of these adjacent assets to realize US$1.4 billion (100% basis) of annual underlying EBITDA[1] uplift on an average pre-tax annual basis from 2030-2049, primarily through operational integration and optimization of Collahuasi and Quebrada Blanca. This will build on Anglo American’s success with similar adjacency partnerships in Brazil and elsewhere in Chile.

•	Completion of the transaction is subject to a number of customary conditions, including applicable court, shareholder and regulatory approvals. The Merger is expected to close within 12-18 months from announcement.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2	Teck Resources Limited 2025 Third Quarter News Release

QB Action Plan Update and Q3 Performance

•	Production at QB continues to be constrained by the pace of development of the tailings management facility (TMF), requiring downtime in the concentrator to manage the rate of tailings rise. Our priority remains enabling safe, unconstrained production by raising the crest height of the dam. This is being delivered through construction of additional rock benches while continuing to progress efforts to improve sand drainage to support construction of the sand dam.

•	Ultimately, a sand wedge will be constructed using hydraulically placed sand, which will enable steady-state TMF operation. While sand currently being produced meets design specifications, slow drainage caused by the presence of ultra-fines has delayed progress in development of the sand wedge. As a result, the mechanical construction of rock benches continues to be required, which has led to additional downtime through 2025, particularly in Q3, and is expected to result in incremental downtime in 2026, as reflected in our 2026 annual production guidance for QB. It is currently expected that from 2027 onwards, the TMF development should no longer be a constraint on throughput levels.

•	Significant work has been undertaken through 2025 to improve sand drainage times with some improvement realized to date. Further progress is needed to reach design targets, and two key initiatives were advanced in Q3 2025:

•	Ultra-fines removal: Test work in collaboration with cyclone manufacturers and third-party experts has shown positive results in improving sand drainage through the removal of ultra-fines. As previously disclosed, we are modifying the cyclone facility this quarter to incorporate alternative technologies designed to remove ultra-fine material.

•	Refinement of sand placement techniques: Improvements to paddock design, and sand placement and drying, are also being implemented to enhance drainage efficiency.

•	Q3 2025 copper production at QB was 39,600 tonnes, which was 12,900 tonnes lower than the same period last year. As outlined above, ongoing TMF development has constrained production through 2025 resulting in additional downtime of the concentrator, particularly in Q3 2025. September production was 5,800 tonnes, impacted by 20 days of downtime required to raise the tailings dam crest.

•	Molybdenum production at QB was 480 tonnes in the third quarter as ramp-up of the molybdenum plant continued. Molybdenum production was constrained by downtime in the concentrator due to ongoing TMF development work, outlined above.

•	The shiploader at QB's port facility is under repair, as previously disclosed, and is expected to return to service in the first quarter of 2026. The outage is not expected to impact production as we have been shipping concentrate through our alternative port arrangements and have maximized shipments to local customers.

•	On October 7, 2025, we announced updates to our previously disclosed guidance. Our annual 2025 copper production for QB is expected to be 170,000 to 190,000 tonnes and our annual molybdenum production for QB is expected to be 1,700 to 2,500 tonnes. QB net cash unit costs[1] for 2025 are expected to be between US$2.65 – $3.00 per pound.

Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate remains low at 0.06 for the nine months ended September 30, 2025, trending 50% below the 2024 annual rate of 0.12.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
3	Teck Resources Limited 2025 Third Quarter News Release

Guidance

•	On October 7, 2025, we announced completion of our Comprehensive Operational Review and Updated Outlook, which resulted in revisions to our annual production guidance for QB and Highland Valley Copper for 2025-2028, Red Dog for 2026-2028, and Trail for 2026. Further, as a result of changes to our production guidance, we provided updated guidance for 2025 annual net cash unit costs[1] for QB and our copper segment and provided 2026 annual net cash unit cost[1] guidance for our copper and zinc segments.

•	There have been no changes to our guidance disclosed on October 7, 2025.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 29–32.

2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	415 – 465
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q4 2025
Red Dog zinc in concentrate sales (000’s tonnes)	125 – 140
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	2.05 – 2.30
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
4	Teck Resources Limited 2025 Third Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at October 21, 2025 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three and nine months ended September 30, 2025 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2024. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our profitability improved in the third quarter compared to the same period a year ago primarily driven by higher zinc in concentrate sales volumes from Red Dog, higher base metals prices and by-product revenues, significantly lower copper smelter processing charges, and continued improved profitability from our Trail Operations. These items were partly offset by higher operating costs at QB and increased depreciation and amortization expense. Our profit from continuing operations attributable to shareholders was $281 million in the third quarter compared with a $748 million loss in the third quarter of 2024, primarily due to an after-tax impairment charge of $828 million on our Trail Operations in the same period last year.

•	In the third quarter, London Metal Exchange (LME) copper prices increased by 6% compared to a year ago, averaging US$4.44 per pound, and LME zinc prices rose modestly by 2%, averaging US$1.28 per pound. The average CAD$/US$ exchange rate of $1.38 in the third quarter increased slightly from $1.36 in the same period last year.

Average Prices and Exchange Rates	Three months ended September 30,		Change
	2025	2024
Copper (LME cash – US$/pound)	$4.44	$4.18	6%
Zinc (LME cash – US$/pound)	$1.28	$1.26	2%
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.36	1%

•	Copper production was 104,100 tonnes in the third quarter compared with 114,500 tonnes a year ago. Production from QB was 39,600 tonnes in the third quarter compared with 52,500 tonnes in the third quarter last year. Ongoing tailings management facility (TMF) development has constrained QB production through 2025 resulting in additional downtime in the concentrator, particularly in Q3 2025, which was impacted by 20 days of downtime to raise the tailings dam crest in September. Higher production from Highland Valley Copper and Carmen de Andacollo was offset by lower production from Antamina, as a result of processing a lower amount of copper-only ore as expected in the mine plan.

•	Zinc in concentrate production in the third quarter was 150,500 tonnes, a decrease of 5% compared to a year ago due to lower production at Red Dog, partially offset by significantly higher production from Antamina due to processing a greater proportion of copper-zinc ore, as expected in the mine plan. Production from Red Dog in the third quarter declined by 14% from the same period last year primarily due to lower ore grades, as expected in the mine plan.

5	Teck Resources Limited 2025 Third Quarter News Release

•	Copper sales volumes of 110,300 tonnes in the third quarter were similar to a year ago, as increased sales volumes from Highland Valley Copper due to timing of shipments were largely offset by reduced sales volumes from QB and Antamina. Zinc in concentrate sales volumes of 305,700 tonnes in the third quarter were 14% higher than the same as a year ago, as a result of higher sales from Red Dog due to timing of shipments and to substantially increased volumes from Antamina reflecting higher production levels, as noted above.

•	From January 1 through October 21, 2025, we returned approximately $1.0 billion to shareholders through share buybacks, and in total, have completed $2.25 billion of our authorized share buyback program of $3.25 billion. We returned $205 million to shareholders in the third quarter through the purchase of $144 million of Class B subordinate voting shares in July, pursuant to our normal course issuer bid, and $61 million in dividends reflecting our regular base quarterly dividend. We have not executed share buybacks since July 25, 2025. As a result of the proposed merger transaction with Anglo American plc, which was announced on September 9, 2025, as outlined below, we will not be purchasing further shares under our current normal course issuer bid.

•	On September 9, 2025, Teck and Anglo American plc announced an agreement to combine the two companies in a merger of equals to form the Anglo Teck group (“Anglo Teck”), a global critical minerals champion and top five global copper producer, headquartered in Canada and expected to offer investors more than 70% exposure to copper. Completion of the transaction is subject to a number of customary conditions, including applicable court, shareholder and regulatory approvals. The merger is expected to close within 12-18 months from announcement.

•	On October 7, 2025, we announced completion of our Comprehensive Operational Review and Updated Outlook, with an update on the progress of the QB Action Plan, outlined in the Copper section below. This review, which was launched in August, focused on improving performance through a detailed QB Action Plan, identifying opportunities to enhance operating practices and setting out plans that are reasonable and achievable. The completion of our Comprehensive Operational Review resulted in revisions to our annual production guidance for QB and Highland Valley Copper for 2025-2028, Red Dog for 2026-2028, and Trail for 2026. Further, as a result of changes to our production guidance, we provided updated guidance for 2025 annual net cash unit costs[1] for QB and our copper segment and provided 2026 annual net cash unit cost[1] guidance for our copper and zinc segments.

•	The market dislocations caused by the imposition of import tariffs by the United States, and reciprocal measures by impacted countries, has eased. However, this remains a situation that is being closely monitored by Teck. We do not sell copper concentrate into the United States and we do not produce copper cathode nor engage in the sale of copper scrap. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the United States-Mexico-Canada trade agreement (USMCA). We typically sell a portion of our Red Dog zinc and lead concentrate to customers in China. The 2025 Red Dog shipping season was completed on October 21, and we have worked proactively with our global customers over the course of this year to reallocate material where needed and minimize impacts to our business.

•	As a result of the completion of the sale of our steelmaking coal business in the third quarter of 2024, results from that business have been presented in our Q3 2025 News Release and Condensed Interim Consolidated Financial Statements as discontinued operations for all periods reported.

6	Teck Resources Limited 2025 Third Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

In the third quarter, our profit from continuing operations attributable to shareholders was $281 million, or $0.58 per share, compared to a $748 million loss, or $1.45 loss per share, in the third quarter last year, which was impacted by a $828 million after-tax impairment on our Trail Operations. Profit from continuing operations attributable to shareholders also increased in the third quarter of 2025 compared with a year ago due to higher zinc in concentrate sales volumes from Red Dog, higher base metal prices and by-product revenues, substantially lower copper smelter processing charges, and improved profitability from our Trail Operations. These items were partly offset by higher operating costs at QB and increased depreciation and amortization expense.

Adjusted profit from continuing operations attributable to shareholders1 in the third quarter, taking into account the items identified in the table below, was $372 million, or $0.76 per share, compared with $314 million, or $0.61 per share, in the third quarter of 2024.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$281	$(748)	$857	$(852)
Add (deduct) on an after-tax basis:
Asset impairment	—	828	—	828
QB variable consideration to IMSA and Codelco	34	(33)	(16)	9
Environmental costs	33	15	31	9
Share-based compensation	13	26	33	67
Commodity derivatives	(36)	(9)	(59)	(36)
Foreign exchange (gains) losses	(10)	41	15	71
Tax items	—	203	(82)	229
Other	57	(9)	83	48
Adjusted profit from continuing operations attributable to shareholders[1]	$372	$314	$862	$373

Basic earnings (loss) per share from continuing operations	$0.58	$(1.45)	$1.73	$(1.64)
Diluted earnings (loss) per share from continuing operations	$0.57	$(1.45)	$1.72	$(1.64)
Adjusted basic earnings per share from continuing operations[1]	$0.76	$0.61	$1.74	$0.72
Adjusted diluted earnings per share from continuing operations[1]	$0.76	$0.60	$1.73	$0.71

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $62 million of after-tax gains attributable to shareholders ($108 million, before tax) in the third quarter, or $0.13 per share.

7	Teck Resources Limited 2025 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2025	2024	2025	2024
Revenue and profit
Revenue	$3,385	$2,858	$7,698	$6,279
Gross profit	$660	$478	$1,667	$1,065
Gross profit before depreciation and amortization[1]	$1,194	$962	$2,955	$2,220
Profit (loss) from continuing operations before taxes	$289	$(759)	$864	$(974)
Adjusted EBITDA[1]	$1,171	$986	$2,820	$2,098
Profit (loss) from continuing operations attributable to shareholders	$281	$(748)	$857	$(852)
Profit (loss) attributable to shareholders	$281	$(699)	$857	$7
Cash flow
Cash flow from operations	$647	$134	$220	$1,502
Expenditures on property, plant and equipment	$488	$543	$1,175	$1,840
Capitalized stripping costs	$48	$84	$157	$291
Balance Sheet
Cash and cash equivalents			$4,756	$7,230
Total assets			$44,550	$44,483
Debt and lease liabilities, including current portion			$5,063	$5,409
Per share amounts
Basic earnings (loss) per share from continuing operations	$0.58	$(1.45)	$1.73	$(1.64)
Diluted earnings (loss) per share from continuing operations	$0.57	$(1.45)	$1.72	$(1.64)
Basic earnings (loss) per share	$0.58	$(1.35)	$1.73	$0.01
Diluted earnings (loss) per share	$0.57	$(1.35)	$1.72	$0.01
Dividends declared per share	$0.125	$0.625	$0.375	$0.875
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	104	115	319	324
Zinc in concentrate	150	158	456	470
Zinc – refined	53	66	162	194
Sales (000’s tonnes)
Copper[2]	110	111	318	310
Zinc in concentrate	306	268	479	431
Zinc – refined	52	69	165	199
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.44	$4.18	$4.33	$4.14
Zinc (LME cash – US$/pound)	$1.28	$1.26	$1.26	$1.22
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.36	$1.40	$1.36

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
8	Teck Resources Limited 2025 Third Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Revenue
Copper	$1,669	$1,421	$4,633	$3,868
Zinc	1,716	1,437	3,065	2,411
Total	$3,385	$2,858	$7,698	$6,279

Gross profit
Copper	$355	$243	$1,026	$746
Zinc	305	235	641	319
Total	$660	$478	$1,667	$1,065

Gross profit before depreciation and amortization[1]
Copper	$740	$604	$2,117	$1,669
Zinc	454	358	838	551
Total	$1,194	$962	$2,955	$2,220

Gross profit margins before depreciation and amortization[1]
Copper	44%	43%	46%	43%
Zinc	26%	25%	27%	23%

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2025 Third Quarter News Release

COPPER SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Copper price (realized – US$/pound)	$4.45	$4.21	$4.36	$4.18
Production (000’s tonnes)[1]	104	115	319	324
Sales (000’s tonnes)[1]	110	111	318	310
Gross profit	$355	$243	$1,026	$746
Gross profit before depreciation and amortization[2]	$740	$604	$2,117	$1,669
Property, plant and equipment expenditures	$400	$461	$964	$1,607

Notes:
1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $355 million in the third quarter from $243 million a year ago (see table below) primarily due to higher copper prices, higher co-product and by-product credits from zinc and molybdenum, and lower smelter processing charges. These items were partly offset by higher operating costs at QB, higher logistics costs at QB due to the use of alternative shipping arrangements while the shiploader is under repair, and higher depreciation relating to capitalized stripping costs at Highland Valley Copper.

Copper production decreased to 104,100 tonnes in the third quarter compared with 114,500 tonnes a year ago. Excluding QB, copper production increased compared to the same period last year primarily as a result of higher throughput and grades at Highland Valley Copper and higher grades and recoveries at Carmen de Andacollo. QB produced 39,600 tonnes of copper in the third quarter compared with 52,500 tonnes in the same period last year and 52,700 tonnes in the second quarter of 2025. An update on our QB Action Plan and QB operational performance in Q3 2025 is outlined below.

10	Teck Resources Limited 2025 Third Quarter News Release

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2024	$243
Increase (decrease):
Copper price realized	71
Smelter processing charges	66
Sales volumes	(4)
Unit operating costs	(46)
Transportation costs	(22)
Labour settlements	(15)
Co-product and by-product contribution	81
Foreign exchange (CAD$/US$)	5
Depreciation	(24)
Net increase	$112
As reported in current quarter	$355

Property, plant and equipment expenditures in the third quarter totalled $400 million, including $238 million for sustaining capital. Sustaining capital expenditures included $159 million at QB primarily associated with ongoing construction of the TMF, as noted below, and ongoing construction of the truck shop.

Capitalized stripping costs were $39 million in the third quarter compared with $59 million a year ago.

Markets

In the third quarter, LME copper prices increased 2.8% over the previous quarter and 6.2% over the same period last year, to average US$4.44 per pound. This increase came despite the confirmation that the Section 232 investigation into US copper imports would not increase levies on cathode imports immediately, which drove a sharp sell-off in the CME copper price during the third quarter.

The global copper concentrate market remains acutely tight, as evidenced by a record low quarterly average for spot treatment charges. While global copper mine output has grown year to date in 2025, the third quarter saw a number of mine supply disruptions, such that losses from planned output now exceed 1 million tonnes of contained copper. In addition, mine supply estimates for 2026 have also been revised lower. Global copper smelter capacity has grown by 8.4% in 2025, and strong by-product prices continue to aid smelter economics. Thus, the imbalance between available copper concentrate and smelter needs persists.

Copper demand remains on course for another robust year in 2025, although in the third quarter there was a pullback in Chinese demand levels as wire and cable manufacturers faced challenges in passing through higher raw material costs and solar energy installation growth rates declined. European demand has returned to year-on-year growth, and emerging markets remain resilient. Despite policy headwinds, global energy transition-related copper demand remains a positive driver, with electricity demand growing at a robust pace.

Global copper inventory volumes are currently higher than the start of the 2025, but remain well below historical norms in weeks of consumption. Most of the year to date build in inventory has been in US locations following strong cathode imports earlier in the year.

11	Teck Resources Limited 2025 Third Quarter News Release

Operations

Quebrada Blanca

•	On October 7, 2025, we provided an update on the progress of our QB Action Plan and an updated operational outlook following the completion of the Comprehensive Operational Review. This review, which was launched in August, focused on improving performance through a detailed QB Action Plan, identifying opportunities to enhance operating practices and setting out plans that are reasonable and achievable.

•	Production at QB continues to be constrained by the pace of development of the TMF, requiring downtime in the concentrator to manage the rate of tailings rise. Our priority remains enabling safe, unconstrained production by raising the crest height of the dam. This is being delivered through construction of additional rock benches while continuing to progress efforts to improve sand drainage to support construction of the sand dam.

•	Ultimately, a sand wedge will be constructed using hydraulically placed sand, which will enable steady-state TMF operation. While sand currently being produced meets design specifications, slow drainage caused by the presence of ultra-fines has delayed progress in development of the sand wedge. As a result, the mechanical construction of rock benches continues to be required, which has led to additional downtime through 2025, particularly in Q3, and is expected to result in incremental downtime in 2026, as reflected in our 2026 annual production guidance for QB. It is currently expected that from 2027 onwards, the TMF development should no longer be a constraint on throughput levels that are able to be achieved.

•	Significant work has been undertaken through 2025 to improve sand drainage times with some improvement realized to date. Further progress is needed to reach design targets, and two key initiatives were advanced in Q3 2025:

•	Ultra-fines removal: Test work in collaboration with cyclone manufacturers and third-party experts has shown positive results in improving sand drainage through the removal of ultra-fines. As previously disclosed, we are modifying the cyclone facility this quarter to incorporate alternative technologies designed to remove ultra-fine material.

•	Refinement of sand placement techniques: Improvements to paddock design, and sand placement and drying, are also being implemented to enhance drainage efficiency.

•	QB copper production decreased to 39,600 tonnes compared to 52,500 tonnes a year ago and 52,700 tonnes in the second quarter of 2025. As outlined above, ongoing TMF development has constrained production through 2025 resulting in additional downtime of the concentrator, particularly in Q3 2025. September production was 5,800 tonnes, impacted by 20 days of downtime required to raise the tailings dam crest.

•	Grades have been consistent throughout 2025 at approximately 0.61%.

•	Molybdenum production at QB was 480 tonnes in the third quarter as ramp-up of the molybdenum plant continued. Molybdenum production was constrained by downtime in the concentrator due to ongoing TMF development work, outlined above.

•	The shiploader at QB's port facility is under repair, as previously disclosed, and is expected to return to service in the first quarter of 2026. The outage is not expected to impact production as we have been shipping concentrate through our alternative port arrangements and have maximized shipments to local customers.

12	Teck Resources Limited 2025 Third Quarter News Release

•	Operating costs in the third quarter of US$317 million, before changes in inventory and capitalized stripping, were US$7 million higher than a year ago driven by higher maintenance and contractor costs and increased labour costs reflecting the cost of the new collective bargaining agreements. Net cash unit costs[1] in the third quarter increased from the same period a year ago mainly due to lower copper production and higher operating costs, offset partially by higher molybdenum by-product credits.

Highland Valley Copper

Copper production of 28,100 tonnes in the third quarter was 2,700 tonnes higher than a year ago primarily due to higher ore grades and increased mill throughput, partially offset by expected lower recoveries, as we advance mining in the Lornex pit. Despite being higher than the same period last year, Q3 2025 copper production at Highland Valley Copper was lower than expected due to lower grades and reduced mill online time. As previously disclosed, we are mining the higher grade Lornex pit as our dominant ore source at Highland Valley Copper. The placement and characterization of the Lornex fault within the pit has varied from our block model, lowering average grades near the fault zone and copper production in Q3 2025. The block model has been reviewed and reconciled, and we expect the Lornex fault to be mined through by Q1 2026.

Copper sales volumes of 31,700 tonnes in the third quarter were 7,100 tonnes higher than a year ago, reflecting the higher production levels and timing of sales.

Operating costs in the third quarter of $233 million, before changes in inventory and capitalized stripping, were $6 million higher than a year ago, driven primarily by higher contractor costs and increased mill throughput.

There were no capitalized production stripping costs in the third quarter compared with $11 million in the same period last year, reflecting completion of waste stripping in the Lornex pit.

Highland Valley Copper Mine Life Extension project ("HVC MLE")

Following Board sanctioning in July, HVC MLE has entered execution, with engineering and procurement activities well underway. Site mobilization has begun, and early works focused on infrastructure setup and preparatory construction are progressing. Permanent works, including pipeline relocations, tree clearing, and earthworks, have commenced.

Antamina

Copper production (100% basis) of 104,300 tonnes in the third quarter was 7,200 tonnes lower than a year ago primarily due to lower grades and recoveries, as expected in the mine plan, due to the changing mill feed mix. The mix of mill feed in the quarter was 44% copper-only ore and 56% copper-zinc ore, compared with 73% copper-only ore and 27% copper-zinc ore a year ago. Zinc production (100% basis) was 126,700 tonnes in the third quarter compared with 67,800 tonnes a year ago due to higher copper-zinc ore processed, as expected in the mine plan.

Operating costs in the third quarter, before changes in inventory and capitalized stripping, of US$98 million (22.5% share) were US$6 million higher than a year ago due to higher labour costs and higher diesel costs from longer equivalent haul distances.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
13	Teck Resources Limited 2025 Third Quarter News Release

Carmen de Andacollo

Copper production of 12,900 tonnes in the third quarter increased by 1,400 tonnes, or 12%, compared to the same period last year, driven by higher grades and recoveries. The operation has recovered smoothly from a shutdown of the SAG mill in the second quarter.

Operating costs in the third quarter of US$62 million, before changes in inventory and capitalized stripping, were US$9 million higher than a year ago due to higher contractor and electricity costs.

Cost of Sales

Cost of sales was $1.3 billion in the third quarter compared with $1.2 billion in the same period last year. The increase is primarily due to higher operating and alternative port costs incurred at QB while the shiploader is under repair, as well as increased depreciation and amortization expense at Highland Valley Copper. We recorded $385 million of depreciation and amortization expense in the third quarter compared with $361 million in the same period last year. The increase was primarily the result of higher depreciation of capitalized stripping costs at Highland Valley Copper.

Excluding QB, total cash unit costs1 in the third quarter were US$2.18 per pound compared to US$2.33 per pound in the third quarter of 2024 primarily due to lower smelter processing charges. Including QB, total cash unit costs1 in the third quarter were US$2.69 per pound compared with US$2.60 per pound in the same period last year. The increase is primarily driven by lower production volumes from QB, and higher operating costs and higher transportation costs as described above.

Excluding QB, net cash unit costs1 in the third quarter were US$1.56 per pound, or US$0.31 per pound lower than a year ago primarily the result of significantly higher zinc by-product revenue from Antamina. Including QB, net cash unit costs1 for the third quarter were US$2.09 per pound, US$0.16 per pound lower than the same period a year ago, as a result of increased by-product credits, including increased molybdenum by-product revenue from QB.

The table below presents our copper unit costs including QB.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2025	20242	2025	2024

Adjusted cash cost of sales[1]	$2.69	$2.39	$2.49	$2.33
Smelter processing charges	—	0.21	0.05	0.21
Total cash unit costs[1]	$2.69	$2.60	$2.54	$2.54
Cash margin for by-products[1]	(0.60)	(0.35)	(0.50)	(0.29)
Net cash unit costs[1]	$2.09	$2.25	$2.04	$2.25

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
14	Teck Resources Limited 2025 Third Quarter News Release

Outlook

On October 7, 2025, we announced completion of our Comprehensive Operational Review and Updated Outlook, which resulted in revisions to our annual production guidance for QB and Highland Valley Copper for 2025-2028. Further, as a result of changes to our production guidance, we provided updated guidance for 2025 annual net cash unit costs1 for QB and our copper segment and provided 2026 annual net cash unit cost1 guidance for our copper segment. There have been no changes to our guidance disclosed on October 7, 2025, which is outlined below for our copper segment and for Quebrada Blanca and Highland Valley Copper. Our guidance for our copper segment is outlined in our guidance tables on pages 29–32.

•	Our annual 2025, 2026, 2027 and 2028 total copper production is expected to be 415,000 to 465,000 tonnes, 455,000 to 530,000 tonnes, 505,000 to 580,000 tonnes, and 435,000 to 510,000 tonnes, respectively.

•	Our 2025 annual copper net cash unit cost[1] guidance is expected to be between US$2.05 – $2.30 per pound. Our 2026 annual copper net cash unit costs[1] are expected to be between US$1.85 – $2.20 per pound. We intend to review a range of measures to optimize operating costs across our portfolio in light of revised production profiles.

Quebrada Blanca

•	Our annual 2025 copper production for QB is expected to be 170,000 to 190,000 tonnes and our annual molybdenum production for QB is expected to be 1,700 to 2,500 tonnes. QB net cash unit costs[1] for 2025 are expected to be between US$2.65 – $3.00 per pound.

•	Production in 2026 will continue to be constrained by TMF development. Pending further work in achieving design rates, recoveries have also been reduced throughout the guidance period consistent with levels achieved to date.

•	Our annual 2026 copper production guidance for QB is 200,000 to 235,000 tonnes and our annual 2026 molybdenum production guidance is 2,800 to 3,400 tonnes.

•	While we expect that improvements to sand drainage and dam construction will enable us to transition the TMF to steady-state sand dam construction, if initiatives to improve sand drainage or the mechanical raises of the TMF are not successful in increasing crest height sufficiently to minimize downtime in the concentrator in line with current expectations, production for 2026 and 2027 would be further impacted. Such impacts are not reflected in our disclosed annual production guidance. We expect to have further information on the performance of sand drainage rates in the first quarter of 2026.

•	QB net cash unit costs[1] for 2026 are expected to be between US$2.25–$2.70 per pound, an improvement from our 2025 QB net cash unit cost[1] guidance, noted above, primarily due to an increase in copper and molybdenum production expected in 2026, and further enhanced by the expected return of the QB shiploader to service early in 2026. We will continue working on identifying opportunities to further optimize the cost base.

•	As a result of ongoing TMF development work into 2026, including further mechanical raises of the tailings dam wall, we expect capital expenditures related to the TMF of $420 million in 2026.

•	Optimization of QB, which is expected to add 5-10% of incremental throughput, was previously expected to ramp-up in 2026 and the benefits realized in 2027 and beyond, as reflected in our previously disclosed 2027 and 2028 annual production guidance. As a result of continued TMF development work and related downtime at QB during 2026, the benefits of optimization will no longer be fully achieved in the guidance period, but we remain confident that these benefits will be delivered over time.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
15	Teck Resources Limited 2025 Third Quarter News Release

•	Consistent with our previous disclosures, debottlenecking the QB plant (increasing throughput to between 165,000 and 185,000 tonnes per day) has not been embedded into guidance as we focus on ramping up the asset. While study work on QB debottlenecking continues, we do not expect to submit a DIA permit application before the end of 2026.

•	On this basis, our annual 2027 copper production for QB is expected to be 240,000 to 275,000 tonnes and our annual 2027 molybdenum production for QB is expected to be 4,700 to 5,600 tonnes.

•	Our annual 2028 copper production for QB is expected to be impacted by mining in a lower-grade area of the pit. Grades are anticipated to increase in years beyond 2028, during which we expect to complete the implementation of optimization initiatives to enable an incremental 5–10% improvement in throughput. At the same time, we will continue progressing work towards achieving design recovery rates.

•	On this basis, our annual 2028 copper production for QB is expected to be between 220,000 to 255,000 tonnes and our annual 2028 molybdenum production for QB is expected to be 5,300 to 6,300 tonnes.

Highland Valley Copper

•	Our annual 2025 copper production for HVC is expected to be between 120,000 and 130,000 tonnes.

•	Our annual 2026, 2027, and 2028 copper production for HVC is expected to be 115,000 to 135,000 tonnes, 135,000 to 155,000 tonnes and 100,000 to 120,000 tonnes, respectively.

Projects and Copper Growth

In line with our Comprehensive Operational Review, we have taken the decision to postpone the sanction of further copper growth projects, with adjusted timelines reflecting our prioritization of QB. However, we continue to advance our copper growth portfolio by progressing high-value projects toward sanction readiness. This includes advancing permitting, securing land access, and defining the business cases for Zafranal and San Nicolás. Feasibility studies, detailed engineering, and early works are underway to position these projects for future sanction decisions.

Zafranal

In light of the QB Action Plan announced on September 2, 2025, the potential sanction of Zafranal has been deferred. Progress continues across key components, including permitting, land access, and feasibility study and engineering design, based on an adjusted timeline. Field activities under the Advanced Works scope are proceeding as planned and remain on track for completion by April 2026.

Minas de San Nicolás

Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. Additionally, progress on the feasibility study and execution strategy continues, with engineering expected to be 30% complete by year end. Drilling activities continue, with a focus on condemnation drilling and geological evaluation in proximity to the projected mine area.

We are targeting the receipt of the MIA-R and ETJ permits. In the meantime, we are advancing the engineering of the critical infrastructures to continue building confidence in the feasibility study, further de-risking the execution strategy, and positioning the project for a potential sanction decision.

16	Teck Resources Limited 2025 Third Quarter News Release

ZINC SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Zinc price (realized – US$/pound)	$1.29	$1.25	$1.27	$1.23
Production (000’s tonnes)
Refined zinc	53	66	162	194
Zinc in concentrate[1]	122	142	375	427
Sales (000’s tonnes)
Refined zinc	52	69	165	199
Zinc in concentrate[1]	273	252	399	390
Gross profit	$305	$235	$641	$319
Gross profit before depreciation and amortization[2]	$454	$358	$838	$551
Property, plant and equipment expenditures	$85	$77	$198	$218

Performance

Gross profit from our zinc segment increased to $305 million in the third quarter from $235 million a year ago (see table below). The increase was due to higher by-product revenues, increased zinc prices, and lower zinc treatment charges. These items were partially offset by higher unit operating costs and increased royalty expense tied to the profitability of Red Dog. Gross profit before depreciation and amortization2 at Trail improved in the third quarter to $54 million from $26 million in the same period a year ago due to the continued implementation of initiatives to improve profitability and cash flows, including driving higher by-product production such as silver, germanium and indium.

Zinc production at Red Dog in the third quarter decreased by 14% from a year ago to 122,000 tonnes, while lead production of 27,400 tonnes decreased by 7% from a year ago, both as a result of lower grades, as expected in the mine plan. Zinc sales volumes from Red Dog of 272,800 tonnes in the third quarter were 8% higher than the same period a year ago, due to the timing of sales, and were higher than our previously disclosed guidance range of 200,000 to 250,000 tonnes.

Trail Operations refined zinc production in the third quarter was 52,600 tonnes, 12,900 tonnes lower than a year ago, aligned with our previously disclosed strategy to maximize profitability in challenging smelter market conditions by processing residues and reducing refined zinc production.

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
17	Teck Resources Limited 2025 Third Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2024	$235
Increase (decrease):
Zinc price realized	41
Smelter processing charges (mining operations)	34
Sales volumes	8
Unit operating costs	(25)
Co-product and by-product contribution	117
Royalties	(88)
Foreign exchange	9
Depreciation	(26)
Net increase	$70
As reported in current quarter	$305

Property, plant and equipment expenditures in the third quarter totalled $85 million, including $40 million for sustaining capital, of which $13 million relates to our Trail Operations and $27 million relates to our Red Dog Operations. The remainder relates to our Red Dog mine life extension project.

Markets

Zinc prices on the LME in the third quarter averaged US$1.28 per pound, representing a 7.2% increase from the previous quarter and a 1.8% increase from the third quarter of 2024.

The zinc concentrate market saw spot treatment charges continue to rise through the third quarter, with spot treatment charges on a steady upward trajectory, albeit still well below the long-run average. After several years of stagnation, global zinc mine output is rebounding this year as a number of new mines coming into operation, facilitating a strong rise in Chinese import volumes. Smelter capacity is also rising, helped by improving economics.

In the refined zinc market, the third quarter saw a steady rally in zinc prices, as LME inventories dropped to approximately 40,000 tonnes, the lowest level seen since 2023. Chinese zinc demand also remained robust, with official output numbers showing galvanized steel sheet production up 13% year-on-year through August. The North American market remains relatively robust, with strong spot premiums based on tariff risks, but also some uncertainty over future order books.

18	Teck Resources Limited 2025 Third Quarter News Release

Operations

Red Dog

Zinc production in the third quarter of 122,000 tonnes was lower than the 142,500 tonnes produced a year ago primarily due to lower grades, as expected in the mine plan. Lead production of 27,400 tonnes in the third quarter was lower than 29,500 tonnes produced a year ago also due to lower grades, as expected in the mine plan.

Zinc sales volumes of 272,800 tonnes in the third quarter were 8% higher than the same period a year ago, due to the timing of sales, and were higher than our previously disclosed guidance range of 200,000 to 250,000 tonnes.

Operating costs, before changes in inventory, capitalized stripping and royalties, in the third quarter were US$11 million or 8% higher than a year ago at US$144 million, primarily due to higher labour costs and the cost of water treatment supplies.

The Red Dog shipping season was completed on October 21 following a successful shipping season. As a result, site production inventories were drawn down by approximately US$200 million during the third quarter as expected. However, this was more than offset by elevated trade receivables at the close of the third quarter as a result of better than expected sales volumes of both zinc and lead concentrates in the third quarter and higher metal prices. We expect Red Dog's trade receivables will be substantially reduced in the fourth quarter providing a source of cash through working capital.

Trail Operations

Refined zinc production of 52,600 tonnes in the third quarter was 12,900 tonnes lower than a year ago, in line with our previously disclosed strategy to maximize profitability in challenging smelter market conditions through reduction of refined zinc production and processing of residues. Refined lead production was 17,600 tonnes in the third quarter, 600 tonnes lower than a year ago, along with increased production of silver, germanium and indium compared to a year ago in line with the new operating strategy.

We continued to focus on implementing initiatives to improve the profitability and cash flow generation of Trail. The benefit of these initiatives and increased production of by-products such as silver, germanium and indium contributed to an increase in profitability in the third quarter compared to the same quarter a year ago.

Operating costs, before changes in inventory, in the third quarter were $10 million or 6% lower than a year ago at $144 million, primarily due to reduced labour and energy costs.

19	Teck Resources Limited 2025 Third Quarter News Release

Cost of Sales

Cost of sales was $1.4 billion in the third quarter compared with $1.2 billion a year ago, primarily driven by increased sales volumes of zinc and lead concentrates from Red Dog and higher royalties tied to the profitability of the mine.

Total cash unit costs1 for Red Dog were US$0.61 per pound in the third quarter, a decrease of US$0.02 per pound compared to the same period last year, primarily due to reduced smelter processing charges partly offset by the impact of lower production and higher operating costs. Net cash unit costs1 of US$0.17 per pound in the third quarter were US$0.08 per pound lower than a year ago for the same reason described above, as well as higher by-product revenues. Our third quarter 2025 net cash unit costs1 reflect the normal seasonality of sales at Red Dog.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2025	2024	2025	2024

Adjusted cash cost of sales[1]	$0.52	$0.47	$0.50	$0.45
Smelter processing charges	0.09	0.16	0.11	0.21
Total cash unit costs[1]	$0.61	$0.63	$0.61	$0.66
Cash margin for by-products[1]	(0.44)	(0.38)	(0.31)	(0.26)
Net cash unit costs[1]	$0.17	$0.25	$0.30	$0.40

Outlook

On October 7, 2025, we announced completion of our Comprehensive Operational Review and Updated Outlook, which resulted in revisions to our annual production guidance for Red Dog for 2026-2028, and Trail for 2026. Further, we provided 2026 annual zinc net cash unit cost1 guidance for our zinc segment. There have been no changes to our guidance disclosed on October 7, 2025, which is outlined below for our zinc segment. Our guidance for our zinc segment is outlined in our guidance tables on pages 29–32.

•	Our annual 2025, 2026, 2027 and 2028 total zinc in concentrate production is expected to be 525,000 to 575,000 tonnes, 430,000 to 480,000 tonnes, 365,000 to 415,000 tonnes, and 275,000 to 325,000 tonnes, respectively.

•	Our 2025 annual zinc net cash unit cost[1] guidance is expected to be between US$0.45 – $0.55 per pound. Our 2026 annual zinc net cash unit costs[1] are expected to be between US$0.65 – $0.75 per pound. We intend to review a range of measures to optimize operating costs across our portfolio in light of revised production profiles.

•	As a result of strong performance through September 30, 2025, we expect to come in at the high end of our annual 2025 zinc in concentrate production guidance for Red Dog of 430,000 to 470,000 tonnes.

•	The Red Dog shipping season commenced on July 11, 2025 and was completed on October 21, 2025. We expect sales of zinc in concentrate at Red Dog to be in the range of 125,000 to 140,000 tonnes in the fourth quarter of 2025, reflecting the normal seasonality of Red Dog sales.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

20	Teck Resources Limited 2025 Third Quarter News Release

•	Grades at Red Dog are expected to reduce as the operation nears the end of mine life. We are currently mining in the Aqqaluk and Qanaiyaq pits, with the latter expected to be depleted in 2026. Higher than average precipitation events have caused slippage along a known fault in the Aqqaluk pit requiring mining in areas with lower grade, resulting in lower production of zinc in concentrate expected in 2026, 2027 and 2028.
•	Our annual 2026, 2027, and 2028 zinc in concentrate production at Red Dog is expected to be 375,000 to 415,000 tonnes, 330,000 to 370,000 tonnes, and 230,000 to 270,000 tonnes, respectively. Beyond 2028, production is expected to continue at similar levels through the end of mine life in 2032.

•	The Red Dog Anarraaq and Aktigiruq Extension Program (AAEP) has several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The project is currently in the pre-feasibility study stage, and we are progressing the construction of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog.

•	As a result of strong performance through September 30, 2025, we expect to come in at the high end of our previously disclosed annual 2025 refined zinc production guidance of 190,000 to 230,000 tonnes.

•	Our focus at Trail has been on improving its profitability and cash generation, through prioritizing processing of residues over maximizing refined zinc production. Processing residues enables us to reduce concentrate purchases in the low treatment charge environment, improving profitability.

•	Refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2026, aligned with expected 2025 production. We expect residues to continue to be available for processing through 2026 and we remain focused on continuing to implement a range of initiatives to further improve cash generation and assessing whether residues can be processed for an extended period of time beyond 2026.

•	We assume a return to full production levels of 260,000 to 300,000 tonnes of refined zinc production in 2027 and 2028, consistent with the capacity of our Trail Operations, subject to market conditions and optimizing for value and financial outcomes.

21	Teck Resources Limited 2025 Third Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $50 million in the third quarter compared with $49 million of income a year ago. The year-over-year change in the third quarter of 2025 was primarily due to $68 million of fixed asset write-offs and $23 million of costs associated with our enterprise resource planning system implementation in the quarter.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at June 30, 2025 and September 30, 2025.

	Outstanding at		Outstanding at
	September 30, 2025		June 30, 2025
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	193	4.65	215	4.49
Zinc	328	1.35	45	1.25

Our third quarter profitability benefited from lower corporate overhead costs reflecting our efforts to reduce costs across our business. As a result, our general and administration costs were $68 million in the third quarter, compared to $72 million a year ago, and our research and innovation costs were $5 million, compared to $6 million a year ago. We continue to expect a reduction in our annual 2025 general and administration and research and innovation costs compared to 2024.

In the third quarter, our finance income was $54 million compared to $93 million a year ago. The decrease in finance income is due to a decrease in our cash balance compared to the third quarter of 2024.

Finance expense includes the interest on our debt, QB project financing, advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC), and lease liabilities, as well as letters of credit and standby fees, the interest components of our pension obligations, and the accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense decreased to $229 million in the third quarter compared to $246 million a year ago. Debt interest expense decreased to $26 million from $35 million a year ago due to the purchase of our public term notes and repayment of our short-term loans at Carmen de Andacollo in the second half of 2024. Interest expense on the QB project finance facility decreased to $40 million from $53 million in the same period a year ago, as we continue to reduce the QB project finance facility through scheduled semi-annual repayments.

Non-operating expense, net of non-operating income, was $52 million in the third quarter compared with $20 million income in the same period last year. The most significant item in the quarter was a $58 million charge relating to changes to the carrying value of the financial liability for the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco).

Income Taxes

Provision for income and resource taxes from continuing operations was $156 million, or 54% of pre-tax profit. The effective tax rate this quarter was elevated primarily due to the non-deductibility of the charge associated with the Codelco preferential dividend liability. We expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, statutory tax rates in the jurisdictions in which we operate, and other factors. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

22	Teck Resources Limited 2025 Third Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our strong balance sheet provides resilience to market uncertainty. As at September 30, 2025, our financial position and liquidity remained very strong. Our debt position, net debt (cash)2 and credit ratios are summarized in the table below.

	September 30, 2025		December 31, 2024

Term notes	$1,029		$1,044
QB senior limited recourse project finance facility	1,765		1,912
Lease liabilities	643		661
Antamina credit facilities	225		225
Less unamortized fees and discounts	(25)		(32)
Debt and lease liabilities (US$ in millions)	$3,637		$3,810

Debt and lease liabilities (Canadian $ equivalent)[1]	$5,063		$5,482
Less cash and cash equivalents	(4,756)		(7,587)
Net debt (cash)[2] (A)	$307		$(2,105)

Equity (B)	$25,805		$27,096
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	1%		(8)%
Net debt to adjusted EBITDA ratio[2]	0.1	x	(0.7	)x
Weighted average coupon rate on the term notes	5.6%		5.6%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $9.5 billion as at October 21, 2025, including $5.3 billion of cash. Our cash balance decreased by $2.8 billion as of September 30, 2025 compared to December 31, 2024 as we deployed the proceeds from the sale of the steelmaking coal business to cash returns to shareholders, cash tax payments associated with the earnings and transaction-related taxes of the steelmaking coal business, and the advancement of our near-term copper growth projects.

We returned $205 million to shareholders in the third quarter through the purchase of $144 million of Class B subordinate voting shares in July, pursuant to our normal course issuer bid, and $61 million in dividends reflecting our regular base quarterly dividend. As at October 21, 2025, we have completed $2.25 billion of our authorized $3.25 billion share buyback program. We have not executed share buybacks since July 25, 2025. As a result of the proposed merger transaction with Anglo American plc, which was announced on September 9, 2025, as outlined above, we will not be purchasing further shares under our current normal course issuer bid.

Teck maintains a limited recourse QB project financing facility with a remaining balance of US$1.8 billion at September 30, 2025. The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project achieved completion under the facility in March 2025 and as a result, these guarantees have been released.

23	Teck Resources Limited 2025 Third Quarter News Release

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion committed revolving credit facility is a sustainability linked-facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 1% at September 30, 2025.

Antamina maintains a US$1.0 billion loan agreement that matures in June of 2030. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled $2.2 billion at September 30, 2025. We may be required to post additional security in respect of reclamation at our operating sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated. We anticipate putting into place additional security related to HVC MLE project in the fourth quarter of 2025, as required.

Operating Cash Flow

Our operating cash flows from continuing operations were $647 million in the third quarter compared to $162 million in the same period last year. The increase in operating cash flows reflects increased metal prices, lower smelter processing charges, and the timing of income tax payments.

During the third quarter, changes in working capital items resulted in a use of cash of $272 million, compared to a use of cash of $468 million in the same period last year. The use of cash through working capital in the third quarter is primarily related to the seasonal sales pattern of our Red Dog operation, whereby we have significant sales volumes in the third quarter each year. As a result, Red Dog had a significant build-up of trade receivables reflecting our higher than expected sales volumes of zinc, particularly late in the quarter, and the sale of most of our available lead inventories in the third quarter. Further, trade receivable balances were elevated as a result of increased metal prices. The build-up in trade receivables was partly offset by a reduction of production inventories at Red Dog, as the operation commenced their shipping season in early July.

We expect Red Dog's trade receivables will be substantially reduced in the fourth quarter providing a source of cash through working capital.

Investing Activities

Expenditures on property, plant and equipment were $488 million in the third quarter, including $278 million of sustaining capital and $207 million on growth, primarily relating to Highland Valley Copper mine life extension and our near-term copper growth projects. The largest components of sustaining capital expenditures in the third quarter were $159 million at QB, relating to ongoing construction of the truck shop and TMF development, and $27 million at Antamina.

Capitalized stripping costs decreased to $48 million in the third quarter compared with $84 million a year ago, with the reduction reflecting lower capitalized stripping at all our sites including the completion of waste stripping in the Lornex pit at Highland Valley Copper, as previously disclosed.

24	Teck Resources Limited 2025 Third Quarter News Release

The table below summarizes our year-to-date capital spending for 2025.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Stripping	Total

Copper[1]	$595	$369	$—	$964	$121	$1,085
Zinc	88	110	—	198	36	234
Corporate	—	—	13	13	—	13
	$683	$479	$13	$1,175	$157	$1,332

Note:
1.	Copper growth capital includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Financing Activities

Interest and finance fees paid in the third quarter totalled $48 million, which was $55 million lower than a year ago, due to the reduction in our term notes following our tender offer in the third quarter of 2024.

In the third quarter, we paid $61 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased 2.6 million Class B subordinate voting shares for $144 million in July 2025 under our normal course issuer bid. We have not executed share buybacks since July 25, 2025. As a result of the proposed merger transaction with Anglo American plc, which was announced on September 9, 2025, as outlined above, we will not be purchasing further shares under our current normal course issuer bid.

25	Teck Resources Limited 2025 Third Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2025, approximately $250 million of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

The market dislocations caused by the imposition of import tariffs by the United States, and reciprocal measures by impacted countries, has eased. However, this remains a situation that is being closely monitored by Teck. We do not sell copper concentrate into the United States and we do not produce copper cathode nor engage in the sale of copper scrap. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the United States-Mexico-Canada trade agreement (USMCA). We typically sell a portion of our Red Dog zinc and lead concentrate to customers in China. The 2025 Red Dog shipping season was completed on October 21, and we have worked proactively with our global customers over the course of this year to reallocate material where needed and minimize impacts to our business.

26	Teck Resources Limited 2025 Third Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit (loss) attributable to shareholders and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2025 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances as these amounts are excluded from our profit (loss) attributable to shareholders and adjusted EBITDA4 calculations.

	2025 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change on Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$20	$39
Copper (000's tonnes)	440.0	US$0.01/lb.	$7	$13
Zinc (000's tonnes)[3]	760.0	US$0.01/lb.	$8	$11

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit (loss) attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 550,000 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

27	Teck Resources Limited 2025 Third Quarter News Release

GUIDANCE

•	On October 7, 2025, we announced completion of our Comprehensive Operational Review and Updated Outlook, which resulted in revisions to our annual production guidance for QB and Highland Valley Copper for 2025-2028, Red Dog for 2026-2028, and Trail for 2026. Further, as a result of changes to our production guidance, we provided updated guidance for 2025 annual net cash unit costs[1] for QB and our copper segment and provided 2026 annual net cash unit cost[1] guidance for our copper and zinc segments.

•	There have been no changes to our guidance disclosed on October 7, 2025 and our production, unit cost and capital expenditure guidance for 2025, and annual production guidance for 2026-2028 are outlined in the tables below.

•	As a result of ongoing QB TMF development work into 2026, including further mechanical raises of the tailings dam wall, we expect capital expenditures related to TMF of $420 million in 2026. This is in addition to the $340 million of capital expenditures related to TMF in 2025, previously disclosed.

•	The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Further details on the assumptions embedded in the production guidance ranges are outlined in the Outlook section of the Copper and Zinc Segments, noted above.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
28	Teck Resources Limited 2025 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2024, our guidance for production for 2025 and for the following three years, as disclosed in our October 7, 2025 news release.

Units in 000’s tonnes	2024	Guidance 2025	Guidance 2026	Guidance 2027	Guidance 2028

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca	207.8	170 – 190	200 – 235	240 – 275	220 – 255
Highland Valley Copper	102.4	120 – 130	115 – 135	135 – 155	100 – 120
Antamina	96.1	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	39.7	45 – 55	45 – 55	45 – 55	35 – 45
	446.0	415 – 465	455 – 530	505 – 580	435 – 510
Zinc1 2 3
Red Dog	555.6	430 – 470	375 – 415	330 – 370	230 – 270
Antamina	60.3	95 – 105	55 – 65	35 – 45	45 – 55
	615.9	525 – 575	430 – 480	365 – 415	275 – 325
Refined zinc
Trail Operations	256.0	190 – 230	190 – 230	260 – 300	260 – 300

OTHER PRODUCTS
Lead[1]
Red Dog	109.1	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	0.6	1.7 – 2.5	2.8 – 3.4	4.7 – 5.6	5.3 – 6.3
Highland Valley Copper	0.9	1.3 – 1.5	1.5 – 1.8	1.8 – 2.0	3.0 – 3.4
Antamina	1.8	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	3.5 – 4.8	5.0 – 6.2	7.4 – 8.8	8.7 – 10.3

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

29	Teck Resources Limited 2025 Third Quarter News Release

Sales Guidance

The table below shows our sales volumes for the last quarter and our sales guidance for the next quarter for zinc in concentrate sales at Red Dog.

	Q3 2025	Guidance Q4 2025
Zinc (000's tonnes)[1]
Red Dog	273	125 – 140

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2024 and our unit cost guidance for selected principal products in 2025 and 2026.

	2024	Guidance 2025	Guidance 2026

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.54	2.50 – 2.80	2.25 – 2.55
Net cash unit costs3 4 (US$/lb.)	2.20	2.05 – 2.30	1.85 – 2.20

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.61	0.65 – 0.75	0.80 – 0.90
Net cash unit costs3 4 (US$/lb.)	0.39	0.45 – 0.55	0.65 – 0.75

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.27 per pound, a molybdenum price of US$22.50 per pound, a silver price of US$38 per ounce, a gold price of US$3,350 per ounce, a Canadian/U.S. dollar exchange rate of $1.39 and a Chilean peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.90 per pound, a silver price of US$38 per ounce and a Canadian/U.S. dollar exchange rate of $1.39. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

30	Teck Resources Limited 2025 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2024 and our capital expenditure guidance for 2025.

(Teck’s share in CAD$ millions)	2024	Guidance 2025
Sustaining
Copper	$654	$940 – 1,010
Zinc	182	150 – 175
	$836	$1,090 – 1,185
Growth
Copper[1]	$1,323	$1,040 – 1,170
Zinc	80	135 – 150
	$1,403	$1,175 – 1,320
Total
Copper	$1,977	$1,980 – 2,180
Zinc	262	285 – 325
Corporate	23	25 – 40
Total before partner contributions	$2,262	$2,290 – 2,545
Partner contributions to capital expenditures	(375)	(260) – (280)
Total, net of partner contributions	$1,887	$2,030 – 2,265

Note:

1.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth includes QB2 project capital costs of $970 million.

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2024	Guidance 2025
Copper[1]	$290	$245 – 285
Zinc	83	65 – 75
	$373	$310 – 360

Note:
1.	Copper capitalized stripping includes $195–$225 million for capitalized production stripping and $50–$60 million for capitalized pre-production stripping. 2024 amount is all capitalized production stripping.
1.
31	Teck Resources Limited 2025 Third Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2025			2024				2023
(in millions, except for share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,385	$2,023	$2,290	$2,786	$2,858	$1,802	$1,619	$1,843	$1,989

Gross profit	660	471	536	542	478	418	169	152	261

Profit (loss) attributable to shareholders	281	206	370	399	(699)	363	343	483	276

Basic earnings (loss) per share	$0.58	$0.42	$0.74	$0.78	$(1.35)	$0.70	$0.66	$0.93	$0.53

Diluted earnings (loss) per share	$0.57	$0.41	$0.73	$0.78	$(1.35)	$0.69	$0.65	$0.92	$0.52

Cash flow from operations	$647	$88	$(515)	$1,288	$134	$1,326	$42	$1,126	$736

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of assets held for sale and discontinued operations, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2024 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

Areas of Judgment

a) Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

32	Teck Resources Limited 2025 Third Quarter News Release

In the third quarter of 2025, as a result of continuing challenges with the pace of development of the tailings management facility (TMF) resulting in near-term production constraints and higher TMF-related capital expenditures, we performed an impairment test for our Quebrada Blanca CGU. Consistent with the methodology used to perform our annual goodwill impairment testing, we used a discounted cash flow model to calculate the fair value less costs of disposal (FVLCD) for our Quebrada Blanca CGU. Cash flow projections used in the analysis as at September 30, 2025 cover the current expected mine life of Quebrada Blanca and a projected asset expansion, totalling 44 years, with an estimate of in situ value applied to the remaining resources. The recoverable amount incorporated inputs from the study in progress for the Quebrada Blanca asset expansion, which includes the current expected technical performance of the deposit, along with estimated operating costs and capital expenditures for the life of the operation.

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU impairment test included the long-term copper price, the discount rate, throughput optimization, asset expansion, recoveries, operating costs and capital expenditure estimates, reserves and resources, mine production and the in situ value for the remaining resources. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

The recoverable amount of each cash-generating unit (CGU) is determined as the higher of its fair value less costs of disposal and its value in use.

As at September 30, 2025, the recoverable amount of our Quebrada Blanca CGU was approximately US$900 million above its carrying value.

Sensitivity Analysis

We performed a sensitivity analysis to determine the value by which the most sensitive key assumptions must individually change in order for the Quebrada Blanca CGU's recoverable amount to approximate its carrying amount. Due to the complexity by which key assumptions interrelate significantly with each other and with our operating plans, the analysis was performed for each assumption individually with all other assumptions held constant. In isolation, a US$0.21 decrease in the long-term real copper price per pound, or a 51 basis point increase in the discount rate would result in the recoverable amount of the Quebrada Blanca CGU approximating its carrying value.

33	Teck Resources Limited 2025 Third Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

34	Teck Resources Limited 2025 Third Quarter News Release

OUTSTANDING SHARE DATA

As at October 21, 2025, there were 480.6 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.3 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 29 of our 2024 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

35	Teck Resources Limited 2025 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

REVENUE
Copper
Quebrada Blanca	$635	$587	$1,788	$1,541
Highland Valley Copper	459	310	1,322	980
Antamina	418	400	1,037	1,052
Carmen de Andacollo	157	124	486	295
	1,669	1,421	4,633	3,868

Zinc
Trail Operations	575	534	1,764	1,430
Red Dog	1,276	1,034	1,655	1,365
Other	2	1	7	5
Intra-segment revenue	(137)	(132)	(361)	(389)
	1,716	1,437	3,065	2,411
TOTAL REVENUE	$3,385	$2,858	$7,698	$6,279

GROSS PROFIT
Copper
Quebrada Blanca	$3	$(17)	$51	$(9)
Highland Valley Copper	78	19	276	189
Antamina	223	214	540	545
Carmen de Andacollo	51	25	157	17
Other	—	2	2	4
	355	243	1,026	746

Zinc
Trail Operations	53	6	175	(81)
Red Dog	242	230	450	394
Other	10	(1)	16	6
	305	235	641	319
TOTAL GROSS PROFIT	$660	$478	$1,667	$1,065

36	Teck Resources Limited 2025 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

OPERATING COSTS
Copper
Quebrada Blanca	$406	$378	$1,119	$1,002
Highland Valley Copper	255	210	717	580
Antamina	104	96	259	244
Carmen de Andacollo	75	70	230	210
Other	—	(2)	(2)	(4)

	840	752	2,323	2,032

Zinc
Trail Operations	144	154	425	465
Red Dog	387	298	497	413
Other	(8)	2	(9)	(1)
	523	454	913	877
Total operating costs	$1,363	$1,206	$3,236	$2,909

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$51	$31	$89	$77
Highland Valley Copper	15	11	41	29
Antamina	9	8	22	23
Carmen de Andacollo	4	6	16	16
	79	56	168	145

Zinc
Trail Operations	39	44	113	122
Red Dog	99	91	137	124
	138	135	250	246
Total transportation costs	$217	$191	$418	$391
37	Teck Resources Limited 2025 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$338	$310	$1,050	$846
Intra-segment purchases	(137)	(132)	(361)	(389)
Total raw material purchases	$201	$178	$689	$457

ROYALTY COSTS
Copper
Antamina	$10	$9	$25	$22

Zinc
Red Dog	400	312	375	280
Total royalty costs	$410	$321	$400	$302

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$175	$195	$529	$471
Highland Valley Copper	111	70	288	182
Antamina	72	73	191	218
Carmen de Andacollo	27	23	83	52
	385	361	1,091	923

Zinc
Trail Operations	1	20	1	78
Red Dog	148	103	196	154
	149	123	197	232
Total depreciation and amortization	$534	$484	$1,288	$1,155
TOTAL COST OF SALES	$2,725	$2,380	$6,031	$5,214

38	Teck Resources Limited 2025 Third Quarter News Release

CAPITALIZED PRODUCTION STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2025	2024	2025	2024

Copper
Quebrada Blanca	$6	$11	$19	$22
Highland Valley Copper	—	11	—	87
Antamina	28	33	86	105
Carmen de Andacollo	4	4	15	15
	38	59	120	229

Zinc
Red Dog	9	25	36	62
Total	$47	$84	$156	$291

39	Teck Resources Limited 2025 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Quebrada Blanca
Tonnes mined (000's)	16,529	16,260	46,319	42,398
Tonnes milled (000's)	8,274	11,508	27,133	32,235
Copper
Grade (%)	0.60	0.55	0.61	0.56
Recovery (%)	80.5	83.8	82.4	81.7
Production (000's tonnes)	39.6	52.5	134.6	147.1
Sales (000's tonnes)	43.9	48.5	131.0	129.3

Copper cathode
Production (000’s tonnes)	—	—	—	—
Sales (000's tonnes)	—	—	—	1.5

Molybdenum
Production (000's tonnes)	0.5	0.2	1.2	0.2
Sales (000's tonnes)	0.7	0.2	1.3	0.2

Highland Valley Copper
Tonnes mined (000's)	20,471	19,212	59,452	50,694
Tonnes milled (000's)	11,968	10,672	33,228	29,691

Copper
Grade (%)	0.29	0.27	0.33	0.28
Recovery (%)	81.7	86.8	82.8	89.3
Production (000's tonnes)	28.1	25.4	90.0	75.3
Sales (000's tonnes)	31.7	24.6	92.6	78.2
Molybdenum
Production (000's tonnes)	0.4	0.2	1.1	0.5
Sales (000's tonnes)	0.3	0.2	1.1	0.5

40	Teck Resources Limited 2025 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Antamina
Tonnes mined (000's)	58,970	64,093	149,868	182,807
Tonnes milled (000's)
Copper-only ore	5,833	9,498	16,335	29,104
Copper-zinc ore	7,474	3,598	20,266	12,839
	13,307	13,096	36,601	41,943
Copper[1]
Grade (%)	0.86	0.91	0.81	0.88
Recovery (%)	89.0	92.2	89.4	90.7
Production (000's tonnes)	104.3	111.5	264.3	333.3
Sales (000's tonnes)	101.8	121.9	252.9	333.0

Zinc[1]
Grade (%)	1.94	1.93	2.01	1.71
Recovery (%)	86.9	87.4	88.2	84.8
Production (000's tonnes)	126.7	67.8	360.0	188.1
Sales (000's tonnes)	146.1	68.6	355.2	180.1

Molybdenum
Production (000's tonnes)	0.2	2.6	2.5	6.2
Sales (000's tonnes)	0.5	2.1	3.9	5.1

Carmen de Andacollo
Tonnes mined (000's)	5,463	4,878	16,828	15,209
Tonnes milled (000's)	4,236	4,436	11,261	10,197
Copper
Grade (%)	0.36	0.33	0.37	0.32
Recovery (%)	85.1	78.9	85.6	80.8
Production (000's tonnes)	12.9	11.5	35.3	26.5
Sales (000's tonnes)	11.8	10.6	37.5	25.8

Gold[2]
Production (000’s ounces)	10.0	6.3	23.8	13.6
Sales (000’s ounces)	9.4	6.0	25.3	13.9

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

41	Teck Resources Limited 2025 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	99	128	296	393
Lead	22	31	71	65
Metal production
Zinc (000's tonnes)	52.6	65.5	161.8	193.9
Lead (000's tonnes)	17.6	18.2	59.6	40.2
Silver (million ounces)	2.5	2.1	8.7	5.8
Gold (000's ounces)	5.9	3.4	19.6	11.3

Metal sales
Zinc (000's tonnes)	51.8	68.7	164.8	198.9
Lead (000's tonnes)	18.5	18.2	59.9	41.5
Silver (million ounces)	2.4	2.2	8.5	6.0
Gold (000's ounces)	5.9	2.8	20.3	10.8

Red Dog
Tonnes mined (000's)	2,474	2,719	7,630	8,297
Tonnes milled (000's)	1,166	1,133	3,397	3,328
Zinc
Grade (%)	12.7	15.5	13.5	15.5
Recovery (%)	82.6	81.2	81.8	82.8
Production (000's tonnes)	122.0	142.5	375.4	427.2
Sales (000's tonnes)	272.8	252.3	398.7	390.5
Lead
Grade (%)	4.3	5.1	4.6	4.8
Recovery (%)	50.4	51.3	51.6	52.5
Production (000's tonnes)	27.4	29.5	79.9	83.8
Sales (000's tonnes)	98.4	85.6	98.4	85.6

42	Teck Resources Limited 2025 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

43	Teck Resources Limited 2025 Third Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

44	Teck Resources Limited 2025 Third Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$281	$(748)	$857	$(852)
Add (deduct) on an after-tax basis:
Asset impairment	—	828	—	828
QB variable consideration to IMSA and Codelco	34	(33)	(16)	9
Environmental costs	33	15	31	9
Share-based compensation	13	26	33	67
Commodity derivatives	(36)	(9)	(59)	(36)
Foreign exchange (gains) losses	(10)	41	15	71
Tax items	—	203	(82)	229
Other	57	(9)	83	48
Adjusted profit from continuing operations attributable to shareholders	$372	$314	$862	$373

Basic earnings (loss) per share from continuing operations	$0.58	$(1.45)	$1.73	$(1.64)
Diluted earnings (loss) per share from continuing operations	$0.57	$(1.45)	$1.72	$(1.64)
Adjusted basic earnings per share from continuing operations	$0.76	$0.61	$1.74	$0.72
Adjusted diluted earnings per share from continuing operations	$0.76	$0.60	$1.73	$0.71

45	Teck Resources Limited 2025 Third Quarter News Release

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2025	2024	2025	2024

Basic earnings (loss) per share from continuing operations	$0.58	$(1.45)	$1.73	$(1.64)
Add (deduct):
Asset impairment	—	1.60	—	1.60
QB variable consideration to IMSA and Codelco	0.07	(0.06)	(0.03)	0.01
Environmental costs	0.07	0.03	0.06	0.02
Share-based compensation	0.03	0.05	0.07	0.13
Commodity derivatives	(0.07)	(0.02)	(0.12)	(0.07)
Foreign exchange (gains) losses	(0.02)	0.08	0.03	0.14
Tax items	—	0.39	(0.16)	0.44
Other	0.10	(0.01)	0.16	0.09
Adjusted basic earnings per share from continuing operations	$0.76	$0.61	$1.74	$0.72

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2025	2024	2025	2024

Diluted earnings (loss) per share from continuing operations	$0.57	$(1.45)	$1.72	$(1.64)
Add (deduct):
Asset impairment	—	1.59	—	1.58
QB variable consideration to IMSA and Codelco	0.07	(0.06)	(0.03)	0.02
Environmental costs	0.07	0.03	0.06	0.02
Share-based compensation	0.03	0.05	0.07	0.13
Commodity derivatives	(0.07)	(0.02)	(0.12)	(0.07)
Foreign exchange (gains) losses	(0.02)	0.08	0.03	0.14
Tax items	—	0.39	(0.16)	0.44
Other	0.11	(0.01)	0.16	0.09
Adjusted diluted earnings per share from continuing operations	$0.76	$0.60	$1.73	$0.71

46	Teck Resources Limited 2025 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2024	(B) Nine months ended September 30, 2024	(C) Nine months ended September 30, 2025	(A-B+C) Twelve months ended September 30, 2025

Profit (loss) from continuing operations before taxes	$(718)	$(974)	$864	$1,120
Net finance expense	719	578	469	610
Depreciation and amortization	1,726	1,203	1,344	1,867
EBITDA	$1,727	$807	$2,677	$3,597

Add (deduct):
Asset impairment	1,053	1,053	—	—
QB variable consideration to IMSA and Codelco	51	14	(26)	11
Environmental costs	—	8	42	34
Share-based compensation	91	86	41	46
Commodity derivatives	(90)	(50)	(81)	(121)
Foreign exchange (gains) losses	(146)	89	16	(219)
Other	247	91	151	307
Adjusted EBITDA (D)	$2,933	$2,098	$2,820	$3,655
Total debt (E)	$5,482			$5,063
Less: cash and cash equivalents	(7,587)			(4,756)
Net debt (cash) (F)	$(2,105)			$307

Debt to adjusted EBITDA ratio (E/D)	1.9			1.4
Net debt to adjusted EBITDA ratio (F/D)	(0.7)			0.1
Equity attributable to shareholders of the company (G)	$26,077			$24,923
Other financial obligations (H)	$36			$23
Adjusted net debt to capitalization ratio (F+H)/(E+G+H)	(0.07)			0.01

47	Teck Resources Limited 2025 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations before taxes	$289	$(759)	$864	$(974)
Net finance expense	175	153	469	578
Depreciation and amortization	554	498	1,344	1,203
EBITDA	1,018	(108)	2,677	807

Add (deduct):
Asset impairment	—	1,053	—	1,053
QB variable consideration to IMSA and Codelco	58	(55)	(26)	14
Environmental costs	40	20	42	8
Share-based compensation	17	34	41	86
Commodity derivatives	(49)	(13)	(81)	(50)
Foreign exchange (gains) losses	(9)	56	16	89
Other	96	(1)	151	91
Adjusted EBITDA	$1,171	$986	$2,820	$2,098

48	Teck Resources Limited 2025 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Gross profit	$660	$478	$1,667	$1,065
Depreciation and amortization	534	484	1,288	1,155
Gross profit before depreciation and amortization	$1,194	$962	$2,955	$2,220

Reported as:
Copper
Quebrada Blanca	$178	$178	$580	$462
Highland Valley Copper	189	89	564	371
Antamina	295	287	731	763
Carmen de Andacollo	78	48	240	69
Other	—	2	2	4
	740	604	2,117	1,669

Zinc
Trail Operations	54	26	176	(3)
Red Dog	390	333	646	548
Other	10	(1)	16	6
	454	358	838	551
Gross profit before depreciation and amortization	$1,194	$962	$2,955	$2,220

49	Teck Resources Limited 2025 Third Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024

Revenue
Copper (A)	$1,669	$1,421	$4,633	$3,868
Zinc (B)	1,716	1,437	3,065	2,411
Total	$3,385	$2,858	$7,698	$6,279

Gross profit before depreciation and amortization
Copper (C)	$740	$604	$2,117	$1,669
Zinc (D)	454	358	838	551
Total	$1,194	$962	$2,955	$2,220

Gross profit margins before depreciation and amortization
Copper (C/A)	44%	43%	46%	43%
Zinc (D/B)	26%	25%	27%	23%

50	Teck Resources Limited 2025 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2025	20241	2025	2024

Revenue as reported	$1,669	$1,421	$4,633	$3,868
Less:
By-product revenue (A)	(237)	(131)	(583)	(305)
Smelter processing charges (B)	1	69	48	186
Adjusted revenue	$1,433	$1,359	$4,098	$3,749

Cost of sales as reported	$1,314	$1,178	$3,607	$3,122
Less:
Depreciation and amortization	(385)	(361)	(1,091)	(923)
Inventory write-down	—	—	(7)	(41)
Labour settlement (charges) reversal	(15)	—	(40)	9
Other	—	(30)	—	(30)
By-product cost of sales (C)	(44)	(19)	(110)	(51)
Adjusted cash cost of sales (D)	$870	$768	$2,359	$2,086

Payable pounds sold (millions) (E)	234.7	236.4	676.5	659.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.71	$3.25	$3.49	$3.17
Smelter processing charges (B/E)	—	0.29	0.07	0.28
Total cash unit costs – CAD$/pound	$3.71	$3.54	$3.56	$3.45
Cash margin for by-products – ((A – C)/E)	(0.82)	(0.47)	(0.70)	(0.39)
Net cash unit costs – CAD$/pound	$2.89	$3.07	$2.86	$3.06

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.36	$1.40	$1.36

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.69	$2.39	$2.49	$2.33
Smelter processing charges	—	0.21	0.05	0.21
Total cash unit costs – US$/pound	$2.69	$2.60	$2.54	$2.54
Cash margin for by-products	(0.60)	(0.35)	(0.50)	(0.29)
Net cash unit costs – US$/pound	$2.09	$2.25	$2.04	$2.25

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

51	Teck Resources Limited 2025 Third Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$1,669	$1,421	$4,633	$3,868
Less:
Quebrada Blanca revenue as reported	(635)	(587)	(1,788)	(1,541)
By-product revenue (A)	(165)	(103)	(438)	(254)
Smelter processing charges (B)	(2)	35	24	100
Adjusted revenue	$867	$766	$2,431	$2,173

Cost of sales as reported	$1,314	$1,178	$3,607	$3,122
Less: Quebrada Blanca cost of sales as reported	(632)	(604)	(1,737)	(1,550)
	$682	$574	$1,870	$1,572
Less:
Depreciation and amortization	(210)	(166)	(562)	(452)
Inventory write-down	—	—	—	(6)
Labour settlement reversal	(1)	—	(1)	9
By-product cost of sales (C)	(44)	(19)	(110)	(51)
Adjusted cash cost of sales (D)	$427	$389	$1,197	$1,072

Payable pounds sold (millions) (E)	141.4	133.3	397.9	380.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.02	$2.92	$3.01	$2.82
Smelter processing charges (B/E)	(0.01)	0.26	0.06	0.26
Total cash unit costs – CAD$/pound	$3.01	$3.18	$3.07	$3.08
Cash margin for by-products – ((A – C)/E)	(0.86)	(0.63)	(0.83)	(0.54)
Net cash unit costs – CAD$/pound	$2.15	$2.55	$2.24	$2.54

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.36	$1.40	$1.36

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.19	$2.14	$2.15	$2.07
Smelter processing charges	(0.01)	0.19	0.04	0.19
Total cash unit costs – US$/pound	$2.18	$2.33	$2.19	$2.26
Cash margin for by-products	(0.62)	(0.46)	(0.59)	(0.39)
Net cash unit costs – US$/pound	$1.56	$1.87	$1.60	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2025 and 2024.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
52	Teck Resources Limited 2025 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2025	2024	2025	2024

Revenue as reported	$1,716	$1,437	$3,065	$2,411
Less:
Trail Operations revenue as reported	(575)	(534)	(1,764)	(1,430)
Other revenue as reported	(2)	(1)	(7)	(5)
Add back: Intra-segment revenue as reported	137	132	361	389
	$1,276	$1,034	$1,655	$1,365
By-product revenue (A)	(429)	(331)	(441)	(339)
Smelter processing charges (B)	64	105	118	201
Adjusted revenue	$911	$808	$1,332	$1,227

Cost of sales as reported	$1,411	$1,202	$2,424	$2,092
Less:
Trail Operations cost of sales as reported	(522)	(528)	(1,589)	(1,511)
Other cost of sales as reported	8	(2)	9	1
Add back: Intra-segment purchases as reported	137	132	361	389
	$1,034	$804	$1,205	$971
Less:
Depreciation and amortization	(148)	(103)	(196)	(154)
Royalty costs	(400)	(312)	(375)	(280)
By-product cost of sales (C)	(116)	(88)	(116)	(88)
Adjusted cash cost of sales (D)	$370	$301	$518	$449

Payable pounds sold (millions) (E)	512.8	474.1	748.7	733.1

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.72	$0.64	$0.69	$0.61
Smelter processing charges (B/E)	0.13	0.22	0.16	0.28
Total cash unit costs – CAD$/pound	$0.85	$0.86	$0.85	$0.89
Cash margin for by-products – ((A - C)/E)	(0.61)	(0.52)	(0.43)	(0.35)
Net cash unit costs – CAD$/pound	$0.24	$0.34	$0.42	$0.54

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.36	$1.40	$1.36

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.52	$0.47	$0.50	$0.45
Smelter processing charges	0.09	0.16	0.11	0.21
Total cash unit costs – US$/pound	$0.61	$0.63	$0.61	$0.66
Cash margin for by-products	(0.44)	(0.38)	(0.31)	(0.26)
Net cash unit costs – US$/pound	$0.17	$0.25	$0.30	$0.40

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
53	Teck Resources Limited 2025 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to complete the merger with Anglo American, including timing of completion and our ability to receive applicable approvals; our expectations with respect to the merger with Anglo American; our ability to achieve corporate synergies with Anglo American and potential synergies between QB and Collahuasi; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding our Comprehensive Operational Review and updated outlook, including any progress of the QB Action Plan; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB operations; the occurrence and length of any potential downtime at QB; our ability to raise improve and support construction of the sand dam, including the construction of a sand wedge; our expectations regarding improved sand drainage, including paddock design and sand placement; the results of third-party expert recommendations for our QB Action Plan; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued ramp-up to consistent production and future optimization and debottlenecking of our QB operations; the timing of the restart of the shiploader at the QB port facility; our expectations with respect to mitigation of potential production or shipping disruptions or increased costs related to the QB shiploader outage; our expectations with respect to continued availability of alternative port arrangements for QB; our expectations with respect to the successful restart of the Carmen de Andacollo SAG mill and its ability to continue to operate as expected; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion and the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety rates at our operations; expectations regarding our effective tax rate; expectations regarding after-tax impairments; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our

54	Teck Resources Limited 2025 Third Quarter News Release

general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; copper price market trends and expectations; our expectations relating to Teck's buy back of shares and ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the merger with Anglo American; completion of the QB Action Plan; the potential corporate synergies between Anglo American and Teck; acts of foreign or domestic governments and the outcome of legal proceedings, including expectations with respect to the claims for indemnification from NSC and Glencore in connection with the sale of the steelmaking coal business; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the shiploader at QB; expectations with respect to availability of alternative port arrangements; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production

55	Teck Resources Limited 2025 Third Quarter News Release

costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the merger; ability for Teck to receive necessary approvals to complete the merger; costs related to the merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 22, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

56	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2025	2024	2025	2024
Revenue (Note 5)	$3,385	$2,858	$7,698	$6,279

Cost of sales	(2,725)	(2,380)	(6,031)	(5,214)
Gross profit	660	478	1,667	1,065

Other operating income (expenses)
General and administration	(68)	(72)	(209)	(216)
Exploration	(23)	(24)	(69)	(63)
Research and innovation	(5)	(6)	(22)	(38)
Asset impairment (Note 4)	—	(1,053)	—	(1,053)
Other operating income (expense) (Note 6)	(50)	49	(40)	(9)
Profit (loss) from operations	514	(628)	1,327	(314)
Finance income	54	93	213	137
Finance expense (Note 7)	(229)	(246)	(682)	(715)
Non-operating income (expense) (Note 8)	(52)	20	1	(82)
Share of profit of joint venture and associate	2	2	5	—
Profit (loss) from continuing operations before taxes	289	(759)	864	(974)
Provision for income taxes from continuing operations	(156)	(87)	(317)	(193)
Profit (loss) from continuing operations	133	(846)	547	(1,167)
Profit from discontinued operations (Note 3)	—	54	—	1,192
Profit (loss) for the period	$133	$(792)	$547	$25

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$281	$(748)	$857	$(852)
Non-controlling interests	(148)	(98)	(310)	(315)
Profit (loss) from continuing operations	$133	$(846)	$547	$(1,167)

Profit (loss) attributable to:
Shareholders of the company	$281	$(699)	$857	$7
Non-controlling interests	(148)	(93)	(310)	18
Profit (loss) for the period	$133	$(792)	$547	$25

Earnings (loss) per share from continuing operations
Basic	$0.58	$(1.45)	$1.73	$(1.64)
Diluted	$0.57	$(1.45)	$1.72	$(1.64)
Earnings per share from discontinued operations
Basic	$—	$0.10	$—	$1.65
Diluted	$—	$0.09	$—	$1.64
Earnings (loss) per share
Basic	$0.58	$(1.35)	$1.73	$0.01
Diluted	$0.57	$(1.35)	$1.72	$0.01
Weighted average shares outstanding (millions)	488.4	517.4	495.6	518.0
Weighted average diluted shares outstanding (millions)	489.8	519.8	497.2	522.6
Shares outstanding at end of period (millions)	488.1	513.7	488.1	513.7

58	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024
Profit (loss) for the period	$133	$(792)	$547	$25

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $nil, $(2), $nil and $7)	470	(256)	(774)	307
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	1	5	4	6
	471	(251)	(770)	313
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes of $2, $(1), $(2) and $(6))	(1)	4	19	42
Remeasurements of retirement benefit plans (net of taxes of $(17), $(18), $(14) and $nil)	31	18	20	(4)
	30	22	39	38
Total other comprehensive income (loss) from continuing operations for the period	501	(229)	(731)	351

Other comprehensive income from discontinued operations for the period
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $nil, $nil, $nil and $(30))	—	—	—	51

Total comprehensive income (loss) for the period	$634	$(1,021)	$(184)	$427

Total comprehensive income (loss) attributable to:
Shareholders of the company	$735	$(923)	$26	$394
Non-controlling interests	(101)	(98)	(210)	33
	$634	$(1,021)	$(184)	$427

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	$735	$(972)	$26	$(516)
Discontinued operations	—	49	—	910
	$735	$(923)	$26	$394

59	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024
Operating activities
Profit (loss) from continuing operations	$133	$(846)	$547	$(1,167)
Depreciation and amortization	554	498	1,344	1,203
Provision for income taxes from continuing operations	156	87	317	193
Asset impairment	—	1,053	—	1,053
Net finance expense	175	153	469	578
Income taxes paid	(132)	(273)	(1,003)	(1,724)
Expenditures on decommissioning and restoration provisions	(30)	(25)	(74)	(52)
QB variable consideration to IMSA and Codelco	58	(55)	(26)	14
Foreign exchange (gains) losses	(9)	56	16	89
Other	14	(18)	(191)	(7)
Net change in non-cash working capital items	(272)	(468)	(1,179)	(1,033)
Net cash provided by (used in) continuing operating activities	647	162	220	(853)
Net cash provided by (used in) discontinued operating activities	—	(28)	—	2,355
	647	134	220	1,502
Investing activities
Expenditures on property, plant and equipment	(488)	(543)	(1,175)	(1,840)
Capitalized stripping costs	(48)	(84)	(157)	(291)
Expenditures on investments and other assets	(54)	(18)	(171)	(51)
Net proceeds from sale of steelmaking coal business	—	9,643	—	9,643
Proceeds from sale of assets	4	13	64	34
Proceeds from interest and dividend income	60	46	192	86
Net cash provided by (used in) continuing investing activities	(526)	9,057	(1,247)	7,581
Net cash used in discontinued investing activities	—	(47)	—	(856)
	(526)	9,010	(1,247)	6,725
Financing activities
Proceeds from debt	—	—	308	77
Redemption, purchase or repayment of debt	—	(2,026)	(530)	(2,271)
Repayment of lease liabilities	(29)	(17)	(83)	(46)
QB advances from SMM/SC	40	71	230	422
Sale of minority interest in steelmaking coal business	—	—	—	1,675
Interest and finance charges paid	(48)	(103)	(392)	(527)
Issuance of Class B subordinate voting shares	6	7	17	170
Purchase and cancellation of Class B subordinate voting shares	(144)	(398)	(1,011)	(754)
Dividends paid	(61)	(322)	(185)	(451)
Contributions from non-controlling interests	13	29	77	151
Distributions to non-controlling interests	—	—	(4)	—
Settlement of other liabilities	(5)	(7)	(17)	(95)
Net cash used in continuing financing activities	(228)	(2,766)	(1,590)	(1,649)
Net cash used in discontinued financing activities	—	(5)	—	(68)
	(228)	(2,771)	(1,590)	(1,717)
Increase (decrease) in cash and cash equivalents	(107)	6,373	(2,617)	6,510
Effect of exchange rate changes on cash and cash equivalents	96	(61)	(214)	(24)
Cash and cash equivalents at beginning of period	4,767	918	7,587	744
Cash and cash equivalents at end of period	$4,756	$7,230	$4,756	$7,230

60	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$4,756	$7,587
Current income taxes receivable	187	267
Trade and settlement receivables	2,434	1,661
Inventories	2,640	2,598
Prepaids and other current assets	498	461
	10,515	12,574
Financial assets	907	764
Investment in joint venture and associate	1,254	1,223
Property, plant and equipment	29,657	30,568
Intangible assets	178	196
Deferred income tax assets	862	572
Goodwill	428	442
Other assets	749	698
	$44,550	$47,037
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,869	$2,735
Current portion of debt (Note 9)	409	423
Current portion of lease liabilities	142	175
Current income taxes payable	149	850
Current portion of provisions	209	187
	3,778	4,370
Debt (Note 9)	3,758	4,108
Lease liabilities	754	776
QB advances from SMM/SC (Note 10)	4,571	4,483
Deferred income tax liabilities	2,358	2,293
Retirement benefit liabilities	366	373
Provisions	2,206	2,439
Other liabilities	954	1,099
	18,745	19,941
Equity
Attributable to shareholders of the company	24,923	26,077
Attributable to non-controlling interests	882	1,019
	25,805	27,096
	$44,550	$47,037

61	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2025	2024
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,435	6,458
Share repurchases	(246)	(154)
Issued on exercise of options	23	225
End of period	6,212	6,529
Retained earnings
Beginning of period	17,061	19,618
Profit for the period attributable to shareholders of the company	857	7
Dividends paid	(185)	(451)
Share repurchases	(779)	(615)
Sale of steelmaking coal business (Note 3)	—	(1,485)
Remeasurements of retirement benefit plans	20	47
End of period	16,974	17,121
Contributed surplus
Beginning of period	178	213
Share option compensation expense (Note 11(a))	13	16
Transfer to Class B subordinate voting shares on exercise of options	(6)	(55)
End of period	185	174
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	2,397	693
Other comprehensive income (loss)	(831)	387
Remeasurements of retirement benefit plans recorded in retained earnings	(20)	(47)
End of period	1,546	1,033
Non-controlling interests
Beginning of period	1,019	1,304
Profit (loss) for the period attributable to non-controlling interests	(310)	18
Other comprehensive income attributable to non-controlling interests	100	15
Change from NSC/POSCO transaction (Note 3)	—	3,155
Sale of steelmaking coal business (Note 3)	—	(3,261)
Contributions from non-controlling interests	77	151
Distributions to non-controlling interests	(4)	(353)
End of period	882	1,029
Total equity	$25,805	$25,892

62	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. On October 21, 2025, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

63	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS, continued

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

3.	TRANSACTIONS

a)	Sale of steelmaking coal business

In 2024, we completed the sale of our steelmaking coal business. In January of 2024, we sold a minority stake of our interest in our steelmaking coal business, Elk Valley Resources (EVR), to Nippon Steel Corporation (NSC) and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances.

In July of 2024, we completed the sale of our remaining 77% interest in EVR to Glencore plc (Glencore), for which we received cash proceeds of $9.9 billion (US$7.3 billion). As a result, we derecognized the corresponding assets and liabilities of EVR. Profit from the steelmaking coal business is disclosed as part of profit from discontinued operations on our consolidated statement of income.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water related liabilities. In July of 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act and Glencore notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreements for the sale of the steelmaking coal business include customary representations, warranties, and covenants. In July of 2025, NSC and Glencore provided separate notices of claims to Teck that they are seeking indemnification with respect to certain representations and warranties and covenants contained in the respective agreements for the sale of the steelmaking coal business. After having reviewed each notice of claims and the information provided to substantiate each claim, Teck responded separately to NSC on July 31 and to Glencore on September 5 to reject their respective claims. Glencore responded on October 4 and Teck management is assessing Glencore’s October 4 response.

64	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	TRANSACTIONS, continued

b)	Results of discontinued operations

	Three months ended September 30, 2024	Nine months ended September 30, 2024
(CAD$ in millions)	Steelmaking Coal	Steelmaking Coal
Revenue	$200	$4,640
Cost of sales	(142)	(2,718)
Gross profit	58	1,922
Other operating income (expenses)	(45)	(264)
Net finance expense	(4)	(63)
Non-operating income (expense)	(4)	24
Profit from discontinued operations before taxes	5	1,619
Recovery of (provision for) income taxes	13	(463)
Profit from discontinued operations after taxes	18	1,156
Gain on sale (net of taxes of $950)	36	36
Profit from discontinued operations	$54	$1,192

Profit from discontinued operations attributable to:
Shareholders of the company	$49	$859
Non-controlling interests	5	333
Profit from discontinued operations	$54	$1,192

c)	Proposed Teck and Anglo American plc (Anglo American) merger

On September 9, 2025, we entered into an arrangement agreement with Anglo American with respect to a proposed merger of equals between Anglo American and Teck. Completion of the transaction is subject to a number of customary conditions, including applicable court, shareholder and regulatory approvals. The merger will be implemented by means of a plan of arrangement pursuant to which Anglo American will issue 1.3301 ordinary shares for each outstanding Teck Class A common share and Class B subordinate voting share.

4.	ASSET IMPAIRMENT

a)	Quebrada Blanca Cash Generating Unit (CGU)

In the third quarter of 2025, as a result of continuing challenges with the pace of development of the tailings management facility (TMF) resulting in near-term production constraints and higher TMF-related capital expenditures, we performed an impairment test for our Quebrada Blanca CGU. Consistent with the methodology used to perform our annual goodwill impairment testing, we used a discounted cash flow model to calculate the fair value less costs of disposal (FVLCD) for our Quebrada Blanca CGU. Cash flow projections used in the analysis as at September 30, 2025 cover the current expected mine life of Quebrada Blanca and a projected asset expansion, totalling 44 years, with an estimate of in situ value applied to the remaining resources. The recoverable amount incorporated inputs from the study in progress for the Quebrada Blanca asset expansion, which includes the current expected technical performance of the deposit, along with estimated operating costs and capital expenditures for the life of the operation.

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4.	ASSET IMPAIRMENT, continued

The determination of the FVLCD utilized the following significant assumptions: long-term copper price, discount rate, throughput optimization, asset expansion, recoveries, operating costs and capital expenditures estimates, reserves and resources, mine production and in situ value for remaining resources. The fair value measurement was categorized as a Level 3 measurement based on the inputs used in the discounted cash flow model (Note 15).

As at September 30, 2025, the recoverable amount of our Quebrada Blanca CGU was greater than its carrying value by approximately US$900 million.

Long-term copper price: A long-term real copper price per pound in 2030 of US$4.50 (2024 - long-term real copper price per pound in 2029 of US$4.20) was used in preparing the discounted cash flow model.

Discount rate: A discount rate of 7.25% (2024 - 7.0%) was used in preparing the discounted cash flow model, based on market participant mining weighted average costs of capital, adjusted for risks specific to the asset, where appropriate.

Throughput optimization, asset expansion and recoveries: The calculation of FVLCD includes judgments that the TMF development will no longer constrain production beyond 2027, aligned with the completion of the action plan from the Comprehensive Operational Review and that our throughput optimization will subsequently be achieved. There are also judgments that the asset expansion will occur in the future, and that design recovery rates of 86% to 92% are expected to be achieved.

Operating costs and capital expenditures estimates: Near term operating costs and capital expenditures incorporate costs to address current TMF issues which, in our judgment, are not anticipated to affect costs beyond the near term. Subsequently, operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management's experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Reserves and resources and mine production: Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates, and related exploration and evaluation work undertaken by appropriately qualified persons.

In situ value: The fair value of resources beyond production in the current life of mine plan included in the discounted cash flow model are estimated using a dollar per pound multiple, on a copper equivalent basis, using available market data.

Sensitivity Analysis

We performed a sensitivity analysis to determine the value by which the most sensitive key assumptions must individually change in order for the Quebrada Blanca CGU's recoverable amount to approximate its carrying amount. Due to the complexity by which key assumptions interrelate significantly with each other and with our operating plans, the analysis was performed for each assumption individually with all other assumptions held constant. In isolation, a US$0.21 decrease in the long-term real copper price per pound, or a 51 basis point increase in the discount rate would result in the recoverable amount of the Quebrada Blanca CGU approximating its carrying value.

b)	Trail Operations CGU

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we recorded a non-cash, pre-tax asset impairment of $1.1 billion (after-tax $828 million) related to our Trail Operations CGU. The impairment affected the profit (loss) of our zinc and corporate reportable segments (Note 12).

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5.	REVENUE

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 12). A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated revenue in the tables below. Revenue related to the steelmaking coal business is disclosed as part of Note 3, Transactions.

(CAD$ in millions)	Three months ended September 30, 2025
	Copper	Zinc	Total
Copper	$1,432	$—	$1,432
Zinc	108	1,073	1,181
Silver	31	319	350
Lead	6	291	297
Molybdenum	77	—	77
Other	15	170	185
Intra-segment	—	(137)	(137)
	$1,669	$1,716	$3,385

(CAD$ in millions)	Three months ended September 30, 2024
	Copper	Zinc	Total
Copper	$1,290	$—	$1,290
Zinc	48	995	1,043
Silver	23	205	228
Lead	1	261	262
Molybdenum	48	—	48
Other	11	108	119
Intra-segment	—	(132)	(132)
	$1,421	$1,437	$2,858

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5.	REVENUE, continued

(CAD$ in millions)	Nine months ended September 30, 2025
	Copper	Zinc	Total
Copper	$4,050	$—	$4,050
Zinc	250	1,936	2,186
Silver	82	606	688
Lead	11	406	417
Molybdenum	198	—	198
Other	42	478	520
Intra-segment	—	(361)	(361)
	$4,633	$3,065	$7,698

(CAD$ in millions)	Nine months ended September 30, 2024
	Copper	Zinc	Total
Copper	$3,563	$—	$3,563
Zinc	110	1,854	1,964
Silver	59	339	398
Lead	1	321	322
Molybdenum	105	—	105
Other	30	286	316
Intra-segment	—	(389)	(389)
	$3,868	$2,411	$6,279

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6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024
Settlement pricing adjustments	$108	$103	$217	$209
Share-based compensation (Note 11(a))	(17)	(34)	(41)	(86)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(40)	(20)	(42)	(8)
Care and maintenance costs	(15)	(13)	(38)	(39)
Social responsibility and donations	(9)	(10)	(32)	(33)
Gain on disposal of assets	—	8	16	22
Fixed asset write-offs	(68)	(8)	(73)	(8)
Impairment of intangible assets	—	—	—	(30)
Commodity derivatives	49	13	81	50
Enterprise systems	(23)	—	(29)	—
Depreciation of corporate assets	(19)	(12)	(53)	(36)
Other	(16)	22	(46)	(50)
	$(50)	$49	$(40)	$(9)

7.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024
Debt interest	$26	$35	$82	$149
Interest on QB project financing	40	53	128	169
Interest on advances from SMM/SC	94	91	273	258
Interest on lease liabilities	13	12	38	37
Letters of credit and standby fees	6	9	17	25
Accretion on decommissioning and restoration provisions	37	29	112	87
Accretion on other liabilities	14	10	40	30
Other	2	8	10	24
	232	247	700	779
Less capitalized borrowing costs	(3)	(1)	(18)	(64)
	$229	$246	$682	$715

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8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2025	2024	2025	2024
QB variable consideration to IMSA and Codelco	$(58)	$55	$26	$(14)
Foreign exchange gains (losses)	9	(56)	(16)	(89)
Downstream pipeline take-or-pay toll commitment	—	—	3	4
Other	(3)	21	(12)	17
	$(52)	$20	$1	$(82)

9.	DEBT

($ in millions)	September 30, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$142	$194	$196	$143	$196	$204
6.125% notes due October 2035 (a)	180	263	247	187	273	266
6.0% notes due August 2040 (a)	190	272	263	194	273	278
6.25% notes due July 2041 (a)	242	352	335	245	350	349
5.2% notes due March 2042	167	215	230	167	212	237
5.4% notes due February 2043	108	136	149	108	141	154
	1,029	1,432	1,420	1,044	1,445	1,488
QB project financing facility (b)	1,765	2,521	2,434	1,912	2,847	2,719
Antamina loan agreement (c)	225	313	313	225	324	324
	$3,019	$4,266	$4,167	$3,181	$4,616	$4,531
Less current portion of debt	(294)	(409)	(409)	(294)	(423)	(423)
	$2,725	$3,857	$3,758	$2,887	$4,193	$4,108

The fair values of debt are determined using market values if available, which are considered Level 1 fair value measurements on the fair value hierarchy. If market values are unavailable, the fair values of debt are determined using discounted cash flows based on our cost of borrowing. These are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

a)	Notes Purchased

In the first quarter of 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

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9.	DEBT, continued

b)	QB Project Financing Facility

As at September 30, 2025, the limited recourse QB project financing facility had a balance of US$1.8 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project has met all the completion requirements and achieved completion in March 2025. As a result, these guarantees have been released.

c)	Antamina Loan Agreement

On June 11, 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing in June 2030, replacing the existing five-year agreement entered into in 2021. As at September 30, 2025, the loan was fully drawn and our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners.

d)	Revolving Credit Facility

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing in October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at September 30, 2025, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.01 to 1.0 at September 30, 2025, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2025, we had $1.7 billion (December 31, 2024 – $1.5 billion) of letters of credit outstanding. We also had $485 million in surety bonds outstanding at September 30, 2025 (December 31, 2024 – $441 million) to support current and future reclamation obligations.

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10.	QB ADVANCES FROM SMM/SC

($ in millions)	September 30, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$3,305	$4,721	$4,571	$3,136	$4,707	$4,483

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 15).

11.	EQUITY

a)	Share-Based Compensation

During the nine months ended September 30, 2025, we granted 780,150 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $57.74, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.31 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.6 years
Risk-free interest rate	2.58%
Dividend yield	0.86%
Expected volatility	41%

During the three and nine months ended September 30, 2025, share based compensation expense related to stock options was $5 million and $13 million (2024 – $4 million and $16 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the nine months ended September 30, 2025, we issued 749,946 Units. The total number of Units outstanding at September 30, 2025 was 2,724,291. During the three and nine months ended September 30, 2025, share-based compensation expense related to Units was $12 million and $28 million (2024 – $30 million and $70 million), respectively.

During the three and nine months ended September 30, 2025, total share-based compensation expense was $17 million and $41 million (2024 – $34 million and $86 million) (Note 6), respectively.

b)	Accumulated Other Comprehensive Income

	Nine months ended September 30,
(CAD$ in millions)	2025	2024
Currency translation differences	$1,380	$896
Gain on marketable equity and debt securities (net of tax of $(20) and $(17))	166	137
	$1,546	$1,033

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11.	EQUITY, continued

c)	Dividends

In the third quarter of 2025, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share, totalling $61 million. Dividends totalling $185 million were paid on our Class A common and Class B subordinate voting shares during the nine months ended September 30, 2025.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. All purchased shares will be cancelled.

During the nine months ended September 30, 2025, we purchased 18,798,430 Class B subordinate voting shares for $1.03 billion, which was recorded as part of equity. The $1.03 billion includes an accrual of $19 million related to tax on repurchases of equity. Of the shares purchased, $1.01 billion was paid in cash for the cancellation of 18,798,430 Class B subordinate voting shares inclusive of $6 million cash for the share cancellations accrued as at December 31, 2024 which settled in the first quarter of 2025.

During the nine months ended September 30, 2024, we purchased 11,875,214 Class B subordinate voting shares for $769 million, which was recorded as part of equity. Of the shares purchased, $754 million was paid in cash for the cancellation of 11,675,214 Class B subordinate voting shares. Subsequent to September 30, 2024, $11 million was paid in cash for the cancellation of the remaining 200,000 Class B subordinate voting shares.

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12.	SEGMENTED INFORMATION

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) - other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated steelmaking coal segment in the tables below. The segmented information related to the steelmaking coal business is disclosed as part of Note 3, Transactions.

	Three months ended September 30, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$1,669	$1,716	$—	3,385
Cost of sales	(1,314)	(1,411)	—	(2,725)
Gross profit	355	305	—	660
Operating income (expense) - other	17	26	(189)	(146)
Profit (loss) from operations	372	331	(189)	514
Finance income	2	—	52	54
Finance expense	(174)	(16)	(39)	(229)
Non-operating income (expense)	(51)	—	(1)	(52)
Share of profit of joint venture and associate	(1)	—	3	2
Profit (loss) before taxes from continuing operations	148	315	(174)	289

Depreciation and amortization	(385)	(149)	(20)	(554)
Capital expenditures from continuing operations	439	94	3	536

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12.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$1,421	$1,437	$—	$2,858
Cost of sales	(1,178)	(1,202)	—	(2,380)
Gross profit	243	235	—	478
Asset impairment (Note 4)	—	(1,038)	(15)	(1,053)
Operating income (expense) - other	31	41	(125)	(53)
Profit (loss) from operations	274	(762)	(140)	(628)
Finance income	4	—	89	93
Finance expense	(185)	(15)	(46)	(246)
Non-operating income (expense)	42	1	(23)	20
Share of profit of joint venture and associate	2	—	—	2
Profit (loss) before taxes from continuing operations	137	(776)	(120)	(759)

Depreciation and amortization	(361)	(123)	(14)	(498)
Capital expenditures from continuing operations	520	102	5	627

	Nine months ended September 30, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$4,633	$3,065	$—	$7,698
Cost of sales	(3,607)	(2,424)	—	(6,031)
Gross profit	1,026	641	—	1,667
Operating income (expense) - other	131	(3)	(468)	(340)
Profit (loss) from operations	1,157	638	(468)	1,327
Finance income	8	—	205	213
Finance expense	(515)	(49)	(118)	(682)
Non-operating income (expense)	35	(4)	(30)	1
Share of profit of joint venture and associate	2	—	3	5
Profit (loss) before taxes from continuing operations	687	585	(408)	864

Depreciation and amortization	(1,091)	(197)	(56)	(1,344)
Capital expenditures from continuing operations	1,085	234	13	1,332
	As at September 30, 2025
Goodwill	428	—	—	428
Total assets	$31,955	$4,719	$7,876	$44,550

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12.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$3,868	$2,411	$—	$6,279
Cost of sales	(3,122)	(2,092)	—	(5,214)
Gross profit	746	319	—	1,065
Asset impairment (Note 4)	—	(1,038)	(15)	(1,053)
Operating income (expense) - other	140	6	(472)	(326)
Profit (loss) from operations	886	(713)	(487)	(314)
Finance income	11	—	126	137
Finance expense	(506)	(46)	(163)	(715)
Non-operating income (expense)	(16)	1	(67)	(82)
Profit (loss) before taxes from continuing operations	375	(758)	(591)	(974)

Depreciation and amortization	(923)	(232)	(48)	(1,203)
Capital expenditures from continuing operations	1,836	280	15	2,131
	As at September 30, 2024
Goodwill	415	—	—	415
Total assets	$30,095	$4,590	$9,798	$44,483

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13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2025, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. CCT’s tribal services loss claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the District Court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The District Court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit. The Ninth Circuit heard the interlocutory appeal on April 17, 2025. On September 3, 2025, the Ninth Circuit issued its ruling in the interlocutory appeal, reversing the District Court’s dismissal of the CCT’s claim for tribal services loss. Further appeal is possible with legal filings to request further review at the Ninth Circuit due November 3, 2025.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed during the interlocutory appeal and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT’s dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

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14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

78	Teck Resources Limited 2025 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2025 and December 31, 2024, are summarized in the following table:

(CAD$ in millions)	September 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$2,542	$—	$—	$2,542	$5,244	$—	$—	$5,244
Marketable and other equity securities	116	—	241	357	118	—	189	307
Debt securities	242	—	—	242	220	—	—	220
Settlement receivables	—	2,194	—	2,194	—	1,456	—	1,456
Derivative instruments and embedded derivatives	—	301	—	301	—	168	—	168
	$2,900	$2,495	$241	$5,636	$5,582	$1,624	$189	$7,395

Financial liabilities
Derivative instruments and embedded derivatives	$—	$104	$—	$104	$—	$179	$—	$179
Settlement payables	—	99	—	99	—	70	—	70
	$—	$203	$—	$203	$—	$249	$—	$249

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value. Subsequent measurement is based on an implied value of the underlying business.

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 4 for information about these fair value measurements.

Unless disclosed elsewhere in our consolidated financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

79	Teck Resources Limited 2025 Third Quarter News Release